

2024
ANNUAL
REPORT

LIBERTY

2025
PROXY
STATEMENT



FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing plans, strategies and initiatives; renewal of licenses and authorizations; the recoverability of goodwill and other long-lived assets; the performance of our equity affiliates; the proposed Liberty Live Split-Off (as defined elsewhere in this Annual Report); the proposed acquisition of MotoGP; our expectations regarding Formula 1; projected sources and uses of cash; fluctuations in interest rates and stock prices; the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings; and other matters arising in the ordinary course of business. In particular, statements in our "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. You are therefore cautioned not to place undue reliance on the forward-looking statements included in this Annual Report. The following include some but not all of the factors (as they relate to our consolidated subsidiaries and equity affiliates) that could cause actual results or events to differ materially from those anticipated:

- the historical financial information of the Liberty Formula One Group and the Liberty Live Group may not necessarily reflect their results had they been separate companies;
- our ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;
- our and our subsidiaries' indebtedness could adversely affect operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry;
- the success of businesses attributed to each of our tracking stock groups and their popularity with audiences;
- our ability to realize the benefits of acquisitions or other strategic investments;
- the impact of weak and uncertain economic conditions on consumer demand for products, services and events offered by our businesses attributed to each of our tracking stock groups;
- our overlapping directors and management with QVC Group, Inc., Liberty Broadband Corporation and Liberty TripAdvisor Holdings, Inc.;
- the outcome of pending or future litigation;
- the operational risks of our subsidiaries and business affiliates with operations outside of the United States;
- our ability to use net operating loss, disallowed business interest and tax credit carryforwards to reduce future tax payments;
- the degradation, failure or misuse of our information systems;
- the ability of our subsidiaries and business affiliates to comply with government regulations, including, without limitation, competition laws and adverse outcomes from regulatory proceedings;
- the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;
- changes in the nature of key strategic relationships with partners, vendors and joint venturers;
- the impact of a future pandemic and other public health related risks and events, such as COVID-19, on our customers, vendors and businesses generally;
- reliance on intellectual property and the ability to protect intellectual property;
- reliance on third parties;
- the ability to attract and retain qualified personnel;
- the impact of our equity method investment in Live Nation Entertainment, Inc. (**Live Nation**) on our net earnings and the net earnings of the Liberty Live Group;
- termination of or changes in any of the agreements, commitments or policies Formula 1 relies on to operate and the limitations such agreements, commitments and policies impose on Formula 1;
- challenges by tax authorities in the jurisdictions where Formula 1 operates;
- changes in tax laws that affect Formula 1 and the Formula One Group;
- the ability of Formula 1 to expand into new markets;
- changes in laws and regulations and/or their interpretations related to advertising, media rights and the environment;

FORWARD-LOOKING STATEMENTS

- the establishment of rival motorsports events or other circumstances that impact the competitive position of Formula 1;

- the impact of cancelations or postponements of events or accidents or terrorist attacks during events;

- changes in consumer viewing habits and the emergence of new content distribution platforms;

- fluctuations in currencies against the U.S. dollar;

- the risks associated with our company as a whole and our use of tracking stock groups, even if a holder does not own shares of common stock of all of our groups;

- market confusion that results from misunderstandings about our capital structure;

- market prices of our tracking stocks may be volatile;

- we may not pay dividends equally to our tracking stocks or at all;

- our directors' or officers' equity ownership may create the appearance of conflicts of interest;

- geopolitical incidents, accidents, terrorist acts, international conflicts, natural disasters, including the effects of climate change, or other events that cause one or more events to be cancelled or postponed, are not covered by insurance, or cause reputational damage to our subsidiaries and business affiliates;

- challenges related to Formula 1's sustainability performance, goals, and iniatiatives;

- challenges related to assessing the future prospects of tracking stock groups based on past performance;

- our ability to recognize anticipated benefits from the proposed Liberty Live Split-Off;

- the satisfaction of conditions to the completion of the proposed acquisition of MotoGP;

- the possibility that we may be unable to obtain stockholder approval required for the proposed Liberty Live Split-Off;

- the possibility that our business may suffer as a result of uncertainty surrounding the proposed Liberty Live Split-Off; and

- the possibility that the proposed Liberty Live Split-Off may have unexpected costs.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning Live Nation, our equity method affiliate that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended (the **Exchange Act**). Information in this Annual Report concerning Live Nation has been derived from the reports and other information filed by Live Nation with the SEC. If you would like further information about Live Nation, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Unless explicitly stated herein, those reports and other information are not incorporated by reference in this Annual Report.

LETTER TO SHAREHOLDERS

March 2025

Dear Fellow Shareholders,

We are excited to be writing to you under new leadership as Liberty Media embarks on the next chapter of its evolution. Before looking forward, let's take a brief look back.

This year marks 34 years since the creation of Liberty Media. Our objective since the beginning has been to maximize long-term per share value for Liberty stockholders. We pursue this goal with focus, discipline, patience and creativity. Liberty is *managed* by shareholders for the *benefit* of our shareholders.

Our focus today remains consistent with our founding. Liberty Media endeavors to generate returns for our shareholders through a combination of operating growth, aggressive management of our collection of assets and creative financial structuring. We have leveraged tracking stocks to provide greater transparency and investor choice, and created asset-backed securities when we believe the public markets will better value an asset that way.

Since our last annual letter, Liberty Media and its family of companies have taken a number of corporate actions to simplifying corporate structures with these objectives in mind. While our long-term orientation and patient capital are core strengths of Liberty, we are mindful of the need to be responsive and crystallize value for investors.

We have been rationalizing corporate structures while also investing in growing our attractive underlying asset base—including Formula 1 and with the proposed acquisition of MotoGP. These are highly cash generative, capital efficient businesses with strong secular tailwinds to propel future growth. Live Nation also had an incredible 2024 with expectations of an even bigger 2025 benefitting from a robust concert pipeline.

2025 marks Formula 1's 75th anniversary and it kicked off the year with a first-of-its-kind season launch event at the O2 in London, bringing together more than 15,000 fans with all ten teams, sponsors, promoters, broadcast partners, influencers and broader members of the F1 ecosystem.

F1 is the most popular annual sporting series globally, reaching a record fan count of 826.5 million in 2024 which is up nearly 90 million from the prior year. The US in particular is continuing to see stellar growth, expanding its fan base to over 50 million and cementing F1's position as an iconic sport in the US landscape. Over 6.5 million people attended races in 2024, a new record, with 17 sellout crowds. We are working with Stefano Domenicali and his management team to propel their strategy forward.

A key focus of this ongoing growth strategy is to reach fans through new avenues to expand their interest and allow them to engage with F1 in ways relevant to them. This "F1 Always On" strategy ensures F1 is present beyond the 24-race calendar. The opportunities to commercialize the power of the F1 brand in innovative and creative ways are in the proverbial early laps but very promising. The pending acquisition of MotoGP aims to replicate a similar playbook to what has fueled F1's success, while keeping the unique attributes of the sport intact.

We remain confident in the strength of our assets and our optionality for the future. Perhaps today more than ever, our shareholders and partners justifiably ask the age-old question: what does the future hold for Liberty Media? The short answer is that it's evolving in real-time. While new leadership provides an opportunity for fresh perspective, we also benefit from experience and historical ties at Liberty that have ensured a smooth transition and very orderly on-ramp. Together with Liberty management and our talented portfolio company leadership, we will chart this course with the continued goal of driving value for our shareholders. We appreciate your partnership in Liberty for these many years and look forward to its continuation for years to come.

Derek Chang
President & Chief Executive Officer

John C. Malone
Chairman of the Board

STOCK PERFORMANCE

On April 15, 2016, Liberty Media's former Series A, Series B and Series C common stock was recapitalized into common stock of three tracking stock groups: the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK), the Formula One Group (Nasdaq: FWONA, FWONK) (formerly known as the Liberty Media Group (Nasdaq: LMCA, LMCK)) and the Braves Group (Nasdaq: BATRA, BATRK).

On July 18, 2023, Liberty Media completed the split-off of Atlanta Braves Holdings, Inc. into a separate publicly traded company.

On August 3, 2023, Liberty Media completed the reclassification of its former Liberty SiriusXM common stock and Liberty Formula One common stock into three new tracking stocks: new Liberty SiriusXM common stock, new Liberty Formula One common stock and Liberty Live common stock.

On September 9, 2024, Liberty Media completed the split-off of an entity ("New SiriusXM") which held the businesses, assets and liabilities formerly attributed to the Liberty SiriusXM Group, and subsequent merger of New SiriusXM with Sirius XM Holdings Inc. to create a new public company that continues to operate under the Sirius XM name and brand (NASDAQ: SIRI). The Liberty SiriusXM stock chart below reflects its trading performance from December 31, 2019 up until the split-off.

The Formula One Group stock chart below reflects its performance from December 31, 2019 through December 31, 2024. The Liberty Live Group stock chart below reflects its performance from the first day of trading on August 4, 2023 through December 31, 2024.

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A, Series B and Series C Liberty SiriusXM common stock (Nasdaq: LSXMA, LSXMB, LSXMK), including the impact of the 2020 Liberty SiriusXM Group rights offering and the distribution of Liberty Live Group shares to Liberty SiriusXM stockholders as part of the 2023 Liberty Media reclassification, from December 31, 2019 through September 9, 2024, the date of the split-off of Liberty SiriusXM Group, to the S&P 500 Index and the S&P 500 Media Index.



	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	9/9/24
SERIES A LIBERTY SIRIUSXM	$100.00	$91.88	$108.50	$83.35	$82.04	$68.53
SERIES B LIBERTY SIRIUSXM	$100.00	$94.20	$102.18	$87.15	$84.13	$69.37
SERIES C LIBERTY SIRIUSXM	$100.00	$94.50	$99.25	$85.12	$110.04	$87.65
S&P 500 INDEX	$100.00	$116.26	$147.52	$118.84	$147.64	$169.34
S&P 500 MEDIA INDEX	$100.00	$131.17	$166.16	$92.95	$153.89	$178.06

Note: Trading data for all Series B shares is limited as they are thinly traded.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Formula One common stock (Nasdaq: FWONA, FWONK), including the impact of the distribution of Atlanta Braves Holdings, Inc. Series C common stock to Liberty Formula One stockholders and the distribution of Liberty Live Group common stock to Liberty Formula One stockholders as part of the 2023 Liberty Media reclassification, from December 31, 2019 through December 31, 2024 to the S&P 500 Index and the S&P 500 Media Index.



Liberty Formula One Common Stock vs. S&P 500 and S&P 500 Media Indices 12/31/19 to 12/31/24

	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
SERIES A LIBERTY FORMULA ONE	$100.00	$86.77	$135.54	$122.04	$138.63	$201.00
SERIES C LIBERTY FORMULA ONE	$100.00	$92.68	$137.58	$130.06	$143.32	$210.34
S&P 500 INDEX	$100.00	$116.26	$147.52	$118.84	$147.64	$182.05
S&P 500 MEDIA INDEX	$100.00	$131.17	$166.16	$92.95	$153.89	$216.58

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Live common stock (Nasdaq: LLYVA, LLYVK) from the first day of trading on August 4, 2023 through December 31, 2024 to the S&P 500 Index, the S&P 500 Media Index, Live Nation's Old Peer Group and Live Nation's New Peer Group. The Old Peer Group consists of the following nine companies: AMC Networks, Fox Corporation, Imax Corporation, Live Nation Entertainment, Madison Square Garden Sports Corporation, Marcus Corporation, Paramount Global, TKO Group Holdings and The Walt Disney Company. The New Peer Group consists of the following 10 companies: Electronic Arts, Endeavor Group Holdings, Fox Corporation, Netflix, Paramount Global, Sirius XM Holdings, Spotify Technology, Universal Music Group, Warner Bros Discovery and Warner Music Group Corporation. Liberty Live Group's interest in Live Nation is its largest asset and therefore the indices included for comparison are consistent with Live Nation's methodology.



	8/4/23	9/30/23	12/31/23	3/31/24	6/30/24	9/30/24	12/31/24
SERIES A LIBERTY LIVE	$100.00	$89.34	$102.29	$118.53	$104.98	$138.57	$186.29
SERIES C LIBERTY LIVE	$100.00	$85.19	$99.23	$116.30	$101.57	$136.23	$180.63
S&P 500 INDEX	$100.00	$95.76	$106.52	$117.34	$121.94	$128.68	$131.34
S&P 500 MEDIA INDEX	$100.00	$98.73	$108.88	$126.92	$139.22	$139.55	$153.24
OLD PEER GROUP	$100.00	$92.64	$101.04	$128.09	$109.55	$111.31	$128.10
NEW PEER GROUP	$100.00	$91.05	$108.48	$121.24	$129.11	$135.04	$159.67

INVESTMENT SUMMARY

Libertymedia.com/about/asset-list
(Based on publicly available information as of January 31, 2025)

Liberty Media Corporation operates and owns interests in media, sports and entertainment businesses.

The following tables set forth some of Liberty Media Corporation's assets that may be held directly or indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Media Corporation and, to the extent known by Liberty Media Corporation, other holders. In some cases, Liberty Media Corporation's interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY LIVE GROUP			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT[1] (in millions)**	**ATTRIBUTED OWNERSHIP[2]**
Associated Partners, L.P.	Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns.	N/A	33%
Green energy investment	Investment in clean energy technologies.	N/A	<1%
Griffin Gaming Fund	Gaming focused venture capital fund.	N/A	3%
INRIX, Inc.	Provider of traffic data and analytics to auto OEM's, governments, businesses and consumers.	N/A	4%
Kroenke Arena Company, LLC	Owner of Ball Arena, a sports and entertainment facility in Denver, Colorado. Liberty Media Corporation's interest in Kroenke Arena Company, LLC includes an ~7% profits interest based on the value of the Denver Nuggets and Colorado Avalanche professional sports teams. The profits interest becomes payable upon a sale of such teams, or upon Liberty Media Corporation's exercise of a put right on its interest.	N/A	7%
Liberty Technology Venture Capital, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of three segments: concerts, sponsorship and advertising and ticketing.	69.6	30%
Overtime Sports, Inc.	A sports media company geared toward next generation sports fans and athletes. Overtime distributes original content and runs Overtime Elite, a professional basketball league for 16-19 year olds.	N/A	7%
Tastemade, Inc.	Tastemade brings the world's leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms.	N/A	6%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) *Applicable only for publicly-traded entities.*

2) *Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2025 unless otherwise noted.*

INVESTMENT SUMMARY

FORMULA ONE GROUP			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT**[1] **(in millions)**	**ATTRIBUTED OWNERSHIP**[2]
Formula 1	Formula 1, which began in 1950, is an iconic global motorsports business.	N/A	100%
F1 Arcade[3]	Experiential entertainment concept licensed by F1 featuring full-motion racing simulators.	N/A	24%
LV Diamond Property I, LLC	Owner of approximately 40 acres in the Las Vegas, Nevada area on which the paddock building for the Formula 1 Las Vegas Grand Prix sits.	N/A	100%
Meyer Shank Racing	An American racing team, currently competing in the NTT IndyCar Series and WeatherTech SportsCar Championship.	N/A	30%
QuintEvents, LLC	Provider of ticket and hospitality packages to sports and entertainment events.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2025 unless otherwise noted.

3) Includes ownership stake held at Formula 1.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Liberty Media Corporation ("Liberty," the "Company," "we," "us," and "our") has three series of each of its tracking stocks. Series A, Series B and Series C Liberty Formula One common stock trade or are quoted under the symbols FWONA/B/K, respectively; and Series A, Series B and Series C Liberty Live common stock trade or are quoted under the symbols LLYVA/B/K, respectively. Series A and Series C Liberty Formula One common stock and Series A and Series C Liberty Live common stock trade on the Nasdaq Global Select Market, and Series B Liberty Formula One common stock and Series B Liberty Live common stock are quoted on the OTC Markets. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following tables set forth the range of high and low sales prices of our Series B Liberty Formula One common stock and Series B Liberty Live common stock for the years ended December 31, 2024 and 2023. There is no established public trading market for our Series B Liberty Formula One common stock and our Series B Liberty Live common stock, which are quoted on OTC Markets. The over-the-counter market quotations for our Series B Liberty Formula One common stock and our Series B Liberty Live common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Formula One Group Series B (FWONB)	
	High	Low
2023		
First quarter	$ 68.02	54.31
Second quarter	$ 68.00	63.00
Third quarter	$ 66.00	55.00
Fourth quarter	$ 56.02	56.02
2024		
First quarter	$ 65.00	60.00
Second quarter	$ 66.50	58.51
Third quarter	$ 72.13	63.96
Fourth quarter	$ 85.00	69.00

	Liberty Live Group Series B (LLYVB)	
	High	Low
2023		
Third quarter (from the initial quoting of LLYVB on August 4, 2023)	$ 34.35	28.38
Fourth quarter	$ 33.50	31.18
2024		
First quarter	$ 39.00	36.00
Second quarter	$ 40.00	33.50
Third quarter	$ 50.00	33.30
Fourth quarter	$ 75.25	50.00

On August 3, 2023, Liberty completed the Reclassification (as defined below). Each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One Common Stock was reclassified into one share of the corresponding series of new Liberty Formula One Common Stock and 0.0428 of a share of the corresponding series of Liberty Live Common Stock. Stock prices presented in the tables above prior to August 3, 2023 were not adjusted to reflect the Reclassification.

Holders

The number of record holders as of January 31, 2025 were as follows:

	Series A	Series B	Series C
Liberty Formula One common stock . . .	621	40	747
Liberty Live common stock	568	37	754

The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

In November 2019, our board of directors authorized the repurchase of $1 billion of the Company's common stock. In May 2022, our board of directors authorized the repurchase of an additional $1 billion of the Company's common stock.

There were no repurchases of Series A Liberty Formula One common stock or Liberty Live common stock and no repurchases of Series C Liberty Formula One common stock or Liberty Live common stock during the three months ended December 31, 2024. As of December 31, 2024, approximately $1.1 billion was available for future share repurchases under our share repurchase program.

During the three months ended December 31, 2024, no shares of Series A or Series C Liberty Formula One common stock, no shares of Series A Liberty Live common stock and 141 shares of Series C Liberty Live common stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock and restricted stock units.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. See note 4 in the accompanying consolidated financial statements for an overview of accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

<u>Overview</u>

We own controlling and non-controlling interests in a broad range of media and entertainment companies. Our most significant operating subsidiary, Formula 1, is wholly-owned and is also a reportable segment. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship (as defined below), an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits with a varying number of events ("Events") taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration.

We hold an ownership interest in Live Nation Entertainment, Inc. ("Live Nation"), which is accounted for as an equity method investment. Live Nation is considered the world's leading live entertainment company. As of December 31, 2024, Live Nation met the Company's reportable segment threshold for equity method affiliates.

Our "Corporate and Other" category includes our consolidated subsidiary QuintEvents, LLC ("QuintEvents"), corporate expenses and investments and related financial instruments in other public companies. Braves Holdings, LLC ("Braves Holdings"), a consolidated subsidiary, was included in "Corporate and Other" prior to the Atlanta Braves Holdings Split-Off (defined below).

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On July 18, 2023, the Company completed the split-off (the "Atlanta Braves Holdings Split-Off") of its wholly owned subsidiary, Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings"). The Atlanta Braves Holdings Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. Atlanta Braves Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (the "Braves Group") immediately prior to the Atlanta Braves Holdings Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Liberty Formula One Group (the "Formula One Group"), which were settled and extinguished in connection with the Atlanta Braves Holdings Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks—Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification"). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Atlanta Braves Holdings Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. In July 2024, the Internal Revenue Service (the "IRS") completed its review of the Reclassification and notified the Company that it agreed with the nontaxable characterization of the transaction. In September 2024, the IRS completed its review of the Atlanta Braves Holdings Split-Off and notified the Company that it agreed with the nontaxable characterization of the transaction. The

Atlanta Braves Holdings Split-Off and the Reclassification are reflected in the Company's consolidated financial statements on a prospective basis.

On January 2, 2024, the Company purchased QuintEvents for total consideration of approximately $277 million, comprised of $205 million of cash, net of cash acquired of $66 million, and a $6 million settlement of a pre-existing condition.

On September 9, 2024, the Company completed the split-off (the "Liberty Sirius XM Holdings Split-Off") of its wholly owned subsidiary, Liberty Sirius XM Holdings Inc. ("Liberty Sirius XM Holdings"). The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares).

Following the Liberty Sirius XM Holdings Split-Off, on September 9, 2024, a wholly owned subsidiary of Liberty Sirius XM Holdings merged with and into Sirius XM Holdings Inc. ("Sirius XM Holdings"), with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of Liberty Sirius XM Holdings (the "Merger" and, together with the Liberty Sirius XM Holdings Split-Off, the "Transactions"). As a result of the Transactions, Liberty Sirius XM Holdings became an independent public company, separate from the Company. Liberty Sirius XM Holdings is presented as a discontinued operation in the accompanying consolidated financial statements.

While the Formula One Group and the Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Live Nation, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, the Liberty Live Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of December 31, 2024, the Formula One Group is primarily comprised of Liberty's interests in Formula 1 and QuintEvents, cash and Liberty's 2.25% Convertible Senior Notes due 2027. As of December 31, 2024, the Formula One Group has cash and cash equivalents of approximately $2,631 million, which includes $1,389 million of subsidiary cash.

As of December 31, 2024, the Liberty Live Group is primarily comprised of Liberty's interest in Live Nation, cash, other minority investments, Liberty's 2.375% Exchangeable Senior Debentures due 2053 and an undrawn margin loan. As of December 31, 2024, the Liberty Live Group has cash and cash equivalents of approximately $325 million.

Prior to the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. At the time of the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM Group was comprised of Liberty's interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. Prior to the Reclassification, Liberty's interest in Live Nation, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan secured by shares of Live Nation were attributed to the Liberty SiriusXM Group and are presented as continuing operations in the accompanying consolidated financial statements.

Prior to the Atlanta Braves Holdings Split-Off, the Braves Group was primarily comprised of Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club (the "Braves"), certain assets and liabilities associated with the Braves' stadium (the "Stadium") and a mixed-use development around the Stadium that features retail, office, hotel and entertainment opportunities and corporate cash.

On March 29, 2024, the Company agreed, subject to certain conditions, to acquire approximately 86% of the equity interests in Dorna Sports, S.L., ("Dorna") for a purchase price of approximately €3.0 billion, to be funded with cash. The Company entered into foreign currency forward contracts for close to the full purchase price. In December 2024, the European Commission notified the Company that a Phase II investigation would occur, extending regulatory review beyond December 31, 2024. The Company agreed to pay €126 million to the sellers to extend the longstop date to June 30, 2025 in order to accommodate the Phase II investigation. The €126 million is considered prepaid purchase consideration and is included in other assets in the accompanying consolidated balance sheet as of December 31, 2024. Subsequent to December 31, 2024, the Company extended a portion of the foreign currency forward contracts through the extended longstop date.

On November 13, 2024, the Company announced that it is pursuing a plan to split-off the Liberty Live Group (the "Liberty Live Split-Off"). Immediately prior to the Liberty Live Split-Off, QuintEvents would be reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets and cash. The Liberty Live Split-Off would be effected through the redemption of Liberty Live common stock in exchange for common stock of a newly formed company, Liberty Live Holdings, Inc. The Company would redeem each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live Holdings, Inc. As a result of the Liberty Live Split-Off, the Company and Liberty Live Holdings, Inc. would be separate publicly traded companies, and the Company would no longer have a tracking stock structure. The Liberty Live Split-Off is subject to various conditions including, among other things, shareholder approval and the receipt of an opinion of tax counsel. The Liberty Live Split-Off is intended to be tax-free to stockholders of the Company.

As of December 31, 2021, 6,792,903 notional shares represented an 11.0% intergroup interest in the Braves Group previously held by the Formula One Group, 2,292,037 notional shares represented a 3.7% intergroup interest in the Braves Group previously held by the Liberty SiriusXM Group and 5,271,475 notional shares represented a 2.2% intergroup interest in the Formula One Group previously held by the Liberty SiriusXM Group.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes"). During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes. On July 12, 2023, the Formula One Group paid approximately $71 million to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

In connection with the Atlanta Braves Holdings Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group were settled and extinguished through the attribution, to the respective tracking stock group, of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. On July 19, 2023, the shares of Atlanta Braves Holdings Series C common stock attributed to the Formula One Group to settle and extinguish the intergroup interest in connection with the Atlanta Braves Holdings Split-Off were distributed on a pro rata basis to holders of Liberty Formula One common stock. During November 2023, Liberty exchanged the shares of Atlanta Braves Holdings Series C common stock attributed to the Liberty SiriusXM Group with a third party to satisfy certain debt obligations attributed to the Liberty SiriusXM Group.

Strategies and Challenges of Business Units

Formula 1.   Formula 1's goal is to further broaden and increase the global scale and appeal of the FIA (as defined below) Formula One World Championship (the "World Championship") in order to improve the overall value of Formula 1 as a sport and its financial performance. Key factors of this strategy include:

- Maximizing the value of Formula 1's commercial rights;

    o Leveraging high demand and positive competitive tension for Event renewals to increase the quality and value of every race slot

    o Maximizing media rights across markets, including alternate media platforms; continuing to grow Formula 1's direct-to-consumer F1 TV product, alongside its growing suite of digital media assets

    o Developing sponsorship revenue by optimizing Formula 1's existing inventory to maximize impact, exclusivity and value for Formula 1's partners, while creating new, tailored assets to satisfy growing demand from a broad-spectrum of global brands

    o Enhancing Formula 1's hospitality and experience business by developing its existing Formula 1 Paddock Club program (the "Paddock Club"), together with new premium offerings

- Augmenting Formula 1's diverse and valuable fanbase by expanding the ways in which it interacts with fans, which will drive deeper fan engagement and improved fan data;

- Driving growth in key strategic markets with under-monetized fan potential;

- Improving the on-track competitive balance of the World Championship and the long-term financial stability of the participating Teams; and

- Improving the environmental and social impact of Formula 1 and its related activities by delivering Net Zero by 2030, leaving a legacy of positive change wherever it races, and building a more diverse and inclusive sport. Formula 1 is also pioneering a 100% advanced sustainable fuel to be introduced in 2026 that will be a "drop-in fuel" and can be used in road cars without modification worldwide.

Results of Operations—Consolidated

General.   Provided in the tables below is information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our consolidated reportable segments. The "Corporate and Other" category consists of those assets or businesses which do not qualify as a separate reportable segment. For a more detailed discussion and analysis of the financial results of our principal reportable segment, see "Results of Operations—Businesses" below.

Braves Holdings was a subsidiary of the Company until the Atlanta Braves Holdings Split-Off on July 18, 2023. Braves Holdings is not presented as a discontinued operation in the Company's consolidated financial statements as the Atlanta Braves Holdings Split-Off did not represent a strategic shift that had a major effect on the Company's operations and financial results.

A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2023.

Consolidated Operating Results

	Years ended December 31,	
	2024	2023
	amounts in millions	
Revenue		
Formula One Group		
Formula 1	$ 3,411	3,222
Corporate and other	373	16
Intergroup elimination	(131)	(16)
Total Formula One Group	3,653	3,222
Braves Group		
Corporate and other	NA	350
Total Braves Group	NA	350
Consolidated Liberty	$ 3,653	3,572
Operating Income (Loss)		
Formula One Group		
Formula 1	$ 492	392
Corporate and other	(205)	(95)
Total Formula One Group	287	297
Liberty Live Group		
Corporate and other	(11)	(11)
Total Liberty Live Group	(11)	(11)
Braves Group		
Corporate and other	NA	(31)
Total Braves Group	NA	(31)
Consolidated Liberty	$ 276	255
Adjusted OIBDA		
Formula One Group		
Formula 1	$ 791	725
Corporate and other	(17)	(39)
Total Formula One Group	774	686
Liberty Live Group		
Corporate and other	(7)	(9)
Total Liberty Live Group	(7)	(9)
Braves Group		
Corporate and other	NA	14
Total Braves Group	NA	14
Consolidated Liberty	$ 767	691

Revenue. Our consolidated revenue increased $81 million for the year ended December 31, 2024, as compared to the prior year, driven by an increase in Formula 1 revenue and revenue from QuintEvents, partially offset by a decrease in Braves Holdings revenue due to the Atlanta Braves Holdings Split-Off in 2023 and an increase in intergroup eliminations. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1.

Operating income. Our consolidated operating income increased $21 million for the year ended December 31, 2024, as compared to the prior year, driven by an increase in Formula 1's operating results and the Atlanta Braves Holdings Split-Off in 2023, partially offset by QuintEvents' operating loss, largely driven by the goodwill impairment, disclosed below. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1.

Stock-based compensation. Stock-based compensation includes compensation related to options, stock appreciation rights, restricted stock awards, restricted stock units, performance-based restricted stock units and other stock-based awards granted to officers, employees, nonemployee directors and employees of our subsidiaries. We recorded $34 million and $29 million of stock compensation expense for the years ended December 31, 2024 and 2023, respectively. The increase in 2024 as compared to 2023 is primarily due to an increase in corporate and other stock compensation expense.

As of December 31, 2024, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $15 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 1.4 years.

See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1.

Impairment and acquisition costs. QuintEvents recognized a goodwill impairment loss of $73 million during the year ended December 31, 2024. See note 8 to the accompanying consolidated financial statements for additional information. The Company recorded $32 million of acquisition costs, primarily related to Dorna, during the year ended December 31, 2024.

Adjusted OIBDA. To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP (as defined below) financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,	
	2024	**2023**
	amounts in millions	
Operating income (loss)	$ 276	255
Stock-based compensation	34	29
Depreciation and amortization	352	406
Impairment and acquisition costs	105	1
Adjusted OIBDA	$ 767	691

Consolidated Adjusted OIBDA increased $76 million for the year ended December 31, 2024, as compared to the prior year, primarily due to an increase in Formula 1 Adjusted OIBDA, partially offset by the Atlanta Braves Holdings Split-Off in 2023. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Formula 1.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

	Years ended December 31,	
	2024	**2023**
	amounts in millions	
Interest expense		
Formula One Group	$ (208)	(214)
Liberty Live Group	(29)	(10)
Liberty SiriusXM Group	—	(4)
Braves Group	NA	(20)
Consolidated Liberty	$ (237)	(248)
Share of earnings (losses) of affiliates		
Formula One Group	$ (10)	(4)
Liberty Live Group	238	22
Liberty SiriusXM Group	—	127
Braves Group	NA	12
Consolidated Liberty	$ 228	157
Realized and unrealized gains (losses) on financial instruments, net		
Formula One Group	$ (120)	42
Liberty Live Group	(263)	(153)
Liberty SiriusXM Group	—	(59)
Braves Group	NA	3
Consolidated Liberty	$ (383)	(167)
Unrealized gains (losses) on intergroup interests, net		
Formula One Group	$ —	15
Braves Group	NA	(83)
Consolidated Liberty	$ —	(68)
Other, net		
Formula One Group	$ 68	75
Liberty Live Group	24	(28)
Liberty SiriusXM Group	—	(6)
Braves Group	NA	5
Consolidated Liberty	$ 92	46
	$ (300)	(280)

Interest expense. Consolidated interest expense decreased $11 million for the year ended December 31, 2024, as compared to the prior year. Interest expense for the Braves Group decreased due to the Atlanta Braves Holdings Split-Off. Interest expense for the Liberty Live Group increased due to an increase in the average amount of debt outstanding. Certain debt was reattributed from the Liberty SiriusXM Group to the Liberty Live Group effective August 3, 2023. The interest related to such debt is reflected in interest expense for the Liberty SiriusXM Group prior to the Reclassification and in interest expense for the Liberty Live Group following the Reclassification.

Share of earnings (losses) of affiliates.   The following table presents our share of earnings (losses) of affiliates:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Formula One Group		
Other	$ (10)	(4)
Total Formula One Group	(10)	(4)
Liberty Live Group		
Live Nation	236	21
Other	2	1
Total Liberty Live Group	238	22
Liberty SiriusXM Group		
Live Nation	—	127
Total Liberty SiriusXM Group	—	127
Braves Group		
Other	NA	12
Total Braves Group	NA	12
Consolidated Liberty	$ 228	157

Liberty's interest in Live Nation and certain other equity affiliates were reattributed from the Liberty SiriusXM Group and the Formula One Group to the Liberty Live Group effective August 3, 2023. Liberty's share of earnings (losses) related to these affiliates were reflected in the results of the Liberty SiriusXM Group and the Formula One Group prior to the Reclassification and are reflected in the results of the Liberty Live Group following the Reclassification.

Realized and unrealized gains (losses) on financial instruments, net.   Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Debt measured at fair value	$ (339)	(224)
Foreign currency forward contracts	(138)	—
Interest rate swaps	103	28
Debt and equity securities	(5)	27
Other	(4)	2
	$ (383)	(167)

Changes in unrealized gains (losses) on debt measured at fair value are due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. Changes in unrealized gains (losses) on foreign currency forward contracts are driven by changes in foreign currency exchange rates. Gains (losses) on interest rate swaps are primarily driven by changes in the fair value of Formula 1's interest rate swaps and realized gains (losses) on Formula 1's interest rate swaps. The changes in unrealized gains (losses) on debt and equity securities (as defined in note 4 of our accompanying consolidated financial statements) are due to market factors primarily driven by changes in the fair value of the stock underlying these financial instruments.

Unrealized gains (losses) on intergroup interests, net. Unrealized gains (losses) on intergroup interests, net are driven by changes in the fair value of notional shares representing the intergroup interests. The intergroup interests were settled and extinguished during the year ended December 31, 2023.

Other, net.   Other, net income increased during 2024, as compared to the prior year, primarily driven by an increase in interest and dividend income, a decrease in losses on early extinguishment of debt and a decrease in tax related expense pursuant to a tax sharing agreement with QVC Group, Inc., formerly known as Qurate Retail, Inc., partially offset by an increase in foreign exchange losses.

Income taxes.   The Company had income tax expense of $39 million and a tax benefit of $1 million for the years ended December 31, 2024 and 2023, respectively. Our effective tax rate for the years ended December 31, 2024 and 2023 was 163% and 4%, respectively. Our effective tax rate both years was impacted for the following reasons:

- During 2024, the Company recognized income tax expense instead of a tax benefit at the expected federal rate of 21% primarily due to certain losses that are not deductible for tax purposes and non-deductible executive compensation, partially offset by tax benefits related to stock-based compensation and earnings in foreign jurisdictions taxed at rates lower than the 21% U.S. federal rate.

- During 2023, the Company recognized a tax benefit less than the expected federal rate of 21% primarily due to intergroup interest losses that are not deductible for tax purposes and certain other non-deductible expenses, partially offset by a tax benefit related to foreign currency adjustments on certain U.K. deferred tax assets.

Net earnings (loss) from continuing operations.   We had net losses from continuing operations of $63 million and $24 million for the years ended December 31, 2024 and 2023, respectively. The change in net losses from continuing operations was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2024, substantially all of our cash and cash equivalents were invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from net asset sales, monetization of our public investment portfolio (including derivatives), debt borrowings and equity issuances, available borrowing capacity under a margin loan, and dividend and interest receipts.

Liberty currently does not have a corporate debt rating.

As of December 31, 2024, Liberty's cash and cash equivalents were as follows (amounts in millions):

Formula One Group		
Formula 1	$	1,310
Corporate and other		1,321
Total Formula One Group	$	2,631
Liberty Live Group		
Corporate and other	$	325
Total Liberty Live Group	$	325

Cash held by Formula 1 is accessible by Liberty, except when a restricted payment ("RP") test imposed by the first lien term loan and the revolving credit facility at Formula 1 is not met. Pursuant to the RP test, Liberty does not have unlimited access to Formula 1's cash when Formula 1's leverage ratio (defined as net debt divided by covenant earnings before interest, tax, depreciation and amortization for the trailing twelve months) exceeds a certain threshold. During the year ended December 31, 2024, Formula 1 distributed $150 million to Liberty and the RP test was met, pro forma for such distribution. If distributions are made in the future, the RP test, pro forma for such distributions, would have to be met. As of December 31, 2024, Liberty had $400 million available under a margin loan secured by shares of Live Nation. Liberty believes that it currently has appropriate legal structures in place to repatriate foreign cash as tax efficiently as possible and meet the business needs of the Company.

The Company and Formula 1 are in compliance with all debt covenants as of December 31, 2024.

The cash provided (used) by our continuing operations was as follows:

| | Years ended December 31, | |
| | 2024 | 2023 |
	amounts in millions	
Formula One Group cash provided (used) by operating activities	$ 567	619
Liberty Live Group cash provided (used) by operating activities	(14)	(13)
Liberty SiriusXM Group cash provided (used) by operating activities.	—	(4)
Braves Group cash provided (used) by operating activities.	NA	32
Net cash provided (used) by operating activities	$ 553	634
Formula One Group cash provided (used) by investing activities.	$ (292)	(510)
Liberty Live Group cash provided (used) by investing activities	105	1
Braves Group cash provided (used) by investing activities.	NA	(35)
Net cash provided (used) by investing activities	$ (187)	(544)
Formula One Group cash provided (used) by financing activities	$ 965	(435)
Liberty Live Group cash provided (used) by financing activities	(71)	317
Liberty SiriusXM Group cash provided (used) by financing activities.	—	3
Braves Group cash provided (used) by financing activities.	NA	(170)
Net cash provided (used) by financing activities	$ 894	(285)

Liberty's primary uses of corporate cash during the year ended December 31, 2024 (excluding cash used by Formula 1) were $205 million for acquisitions, net of cash acquired, and $77 million for debt repayments, which were primarily funded by cash on hand and proceeds from dispositions. In addition, the Company generated approximately $939 million of net proceeds from the issuance of approximately 12.2 million shares of Series C Liberty Formula One common stock during the year ended December 31, 2024.

During the year ended December 31, 2024, Formula 1's primary use of cash was $73 million of capital expenditures, funded primarily by cash on hand and cash from operations.

The projected uses of Liberty's cash (excluding Formula 1's uses of cash) are primarily capital expenditures, the investment in new or existing businesses, including the acquisition of Dorna and the related €126 million extension payment, debt service and the potential buyback of common stock under the approved share buyback program. Liberty expects to fund its projected uses of cash with cash on hand, borrowing capacity under a margin loan and outstanding or new debt instruments, or distributions from operating subsidiaries. Net payments of income tax liabilities may be required to settle items under discussion with tax authorities.

Formula 1's uses of cash are expected to be capital expenditures, debt service payments and operating expenses. Liberty expects Formula 1 to fund its projected uses of cash with cash on hand and cash provided by operations.

We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

Off-Balance Sheet Arrangements and Material Cash Requirements

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below.

	Payments due by period				
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
	amounts in millions				
Material Cash Requirements					
Long-term debt (1)	$ 4,058	32	580	580	2,866
Interest payments (2)	1,555	170	314	274	797
Operating lease obligations	51	15	12	10	14
Short-term leases (3)	98	52	32	14	—
Other obligations	74	71	3	—	—
Total consolidated	$ 5,836	340	941	878	3,677

(1) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2024, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2024 rates and (iii) assume that our existing debt is repaid at maturity.

(3) The Company does not recognize lease liabilities for short-term leases, which are those leases with a term of twelve months or less or leases with non-consecutive periods of use that total twelve months or less at the lease commencement date. Certain short-term leases that include non-consecutive periods of use extend over multiple years.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Non-Financial Instrument Valuations. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such write-down is included in impairment, restructuring and acquisition costs, net of recoveries in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

As of December 31, 2024, Formula 1 had $3,956 million of goodwill and $178 million of goodwill was included in corporate and other.

We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely

than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The Company performed a quantitative analysis of QuintEvents during the fourth quarter of 2024. Based on near-term business trends and their impact on long-term assumptions, we concluded that the estimated fair value of QuintEvents was less than its carrying value. As a result, QuintEvents recognized a goodwill impairment loss of $73 million during the year ended December 31, 2024. The fair value was determined using a discounted cash flow (income approach) calculation (Level 3). Due to the goodwill impairment loss recorded, QuintEvents' carrying value approximates its estimated fair value as of December 31, 2024. The Company will monitor QuintEvents' business performance versus the current and updated long-term forecasts, among other relevant considerations, to determine if the carrying value of its goodwill is appropriate. Declines in forecasted revenue, cash flows or other factors could result in a sustained decrease in fair value that may result in a determination that carrying value adjustments are required.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—Businesses

Formula One Group

Formula 1. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits throughout the world. Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of race promotion, media rights and sponsorship arrangements. A significant majority of the race promotion, media rights and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts.

The 2024 World Championship calendar was comprised of 24 Events. The 2023 World Championship calendar was originally scheduled to have 23 Events. However, following the cancellation of the Emilia-Romagna Grand Prix at Imola due to severe flooding in the region, 22 Events took place.

Following the acquisition of QuintEvents, Formula 1's results include intergroup revenue that is eliminated in consolidation.

Formula 1's operating results were as follows:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Primary Formula 1 revenue	$ 2,757	2,560
Other Formula 1 revenue	654	662
Total Formula 1 revenue	3,411	3,222
Operating expenses (excluding stock-based compensation included below):		
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	(2,332)	(2,256)
Selling, general and administrative expenses	(288)	(241)
Adjusted OIBDA	791	725
Stock-based compensation	(3)	(3)
Depreciation and amortization	(296)	(330)
Operating income (loss)	$ 492	392
Number of Events	24	22

Primary Formula 1 revenue is derived from the commercial exploitation and development of the World Championship through a combination of race promotion fees (earned from granting the rights to host, stage and promote each Event on the World Championship calendar, fees from certain race promoters to license additional commercial rights from Formula 1 to secure Formula 2, Formula 3 and F1 Academy races at their Events, technical service fees from promoters to support the origination of program footage and ticketing revenue from Formula 1's direct promotion of the Las Vegas Grand Prix), media rights fees (earned from licensing the right to broadcast Events and Formula 2 and Formula 3 races on television and other platforms, F1 TV subscriptions and other related services, the origination of program footage, footage from Formula 1's archives and the licensing of radio broadcast and other ancillary media rights) and sponsorship fees (earned from the sale of World Championship and Event-related advertising and sponsorship rights and the servicing of such rights, rights to advertise on Formula 1's digital platforms and at non-Championship related events).

Primary Formula 1 revenue increased $197 million during the year ended December 31, 2024, as compared to the prior year. Media rights revenue increased during the year ended December 31, 2024, as compared to the prior year, due to the effect of contractual increases in fees and the continued growth in F1 TV subscription and distribution revenue. Race promotion revenue increased during the year ended December 31, 2024, as compared to the prior year, due to two more Events held, contractual increases in fees and new fees from F1 Academy races, partially offset by lower revenue generated from the Las Vegas Grand Prix. Sponsorship revenue increased during the year ended December 31, 2024, as compared to the prior year, due to revenue from new sponsors, contractual increases in revenue from existing sponsors and additional sponsorship inventory with the two additional Events held.

Other Formula 1 revenue is generated from miscellaneous and ancillary sources primarily related to the sale of tickets to the Paddock Club at most Events, facilitating the shipment of cars and equipment to and from events outside of Europe, the sale of hospitality and experiences at the Las Vegas Grand Prix, the operation of the Formula 2, Formula 3 and F1 Academy series, other licensing opportunities, various television production activities and other ancillary operations.

Other Formula 1 revenue decreased $8 million during the year ended December 31, 2024, as compared to the prior year, primarily due to lower hospitality revenue generated at the Las Vegas Grand Prix, partially offset by higher revenue from two more Events, continued growth in the Paddock Club, growth in other areas such as F1 Experiences' license fees, secondary hospitality revenue share and F1 Garage sales, the sale of new Formula 2 cars and associated parts at the beginning of the new Formula 2 vehicle cycle, growth in licensing revenue and higher freight revenue, driven by one more Event taking place outside of Europe compared to the prior year.

Cost of Formula 1 revenue consists of team payments and other costs of Formula 1 revenue. Other costs of Formula 1 revenue are largely variable in nature and relate to both primary and other Formula 1 revenue. The largest components of other costs of Formula 1 revenue are costs related to promoting, organizing and delivering the Las Vegas

Grand Prix, hospitality costs, which are principally related to catering and other aspects of the production and delivery of hospitality offerings at the Las Vegas Grand Prix and the Paddock Club at other Events, and costs incurred in the provision and sale of freight, travel and logistical services. Other costs of Formula 1 revenue also include sponsorship and digital product sales' commissions, circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Events, including the right to sell advertising, hospitality and support race opportunities, annual Federation Internationale de l'Automobile ("FIA") regulatory fees, Formula 2 and Formula 3 cars, parts and maintenance services, costs related to the F1 Academy series, television production and post-production services, advertising production services and digital and social media activities.

	Years ended December 31,	
	2024	2023
	amounts in millions	
Team payments	$ (1,266)	(1,215)
Other costs of Formula 1 revenue	(1,066)	(1,041)
Cost of Formula 1 revenue	$ (2,332)	(2,256)

Cost of Formula 1 revenue increased $76 million during the year ended December 31, 2024, as compared to the prior year.

Team payments increased $51 million during the year ended December 31, 2024, as compared to the prior year, driven by the increase in Formula 1 revenue and the associated impact on the calculation of variable Prize Fund elements, which are calculated with reference to Formula 1's revenue and costs.

Other costs of Formula 1 revenue increased $25 million during the year ended December 31, 2024, as compared to the prior year, primarily due to a full year of Las Vegas Grand Prix related lease costs, higher commissions and partner servicing costs associated with increased Primary Formula 1 revenue streams, costs of supplying new Formula 2 cars and associated parts at the beginning of the new vehicle cycle and costs associated with the two additional Events held, partially offset by lower event promotion and hospitality and experiences costs incurred in promoting and delivering the Las Vegas Grand Prix.

Selling, general and administrative expenses include personnel costs, legal, professional and other advisory fees, bad debt expense, rental expense, information technology costs, insurance premiums, maintenance and utility costs and other general office administration costs. Selling, general and administrative expenses increased $47 million during the year ended December 31, 2024, as compared to the prior year, driven by higher personnel, information technology, marketing, legal and other professional fee costs, as well as higher property costs from the full year operation of Grand Prix Plaza in Las Vegas, partially offset by the effect of lower foreign exchange losses.

Stock-based compensation expense was flat during the year ended December 31, 2024 as compared to the prior year.

Depreciation and amortization includes depreciation of fixed assets and amortization of intangible assets. Depreciation and amortization decreased $34 million during the year ended December 31, 2024, as compared to the prior year, primarily due to decreases in amortization expense related to certain intangible assets acquired in the acquisition of Formula 1 by Liberty.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2024, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
Formula One Group.	$ 180	6.2%	$ 2,728	4.4%
Liberty Live Group	$ NA	NA	$ 1,150	2.4%

The Company is exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models and other appropriate methods.

Additionally, our stock in Live Nation (an equity method affiliate), a publicly traded security, is not reflected at fair value in our balance sheet. This security is also subject to market risk that is not directly reflected in our financial statements, and had the market price of such security been 10% lower at December 31, 2024, the aggregate value of such security would have been $902 million lower.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty Media Corporation are included herein, beginning on Page F-24.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2024. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-19 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-20 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding the effectiveness of our internal control over financial reporting.

In January 2024, the Company acquired QuintEvents. As a result of the acquisition, the Company is reviewing the internal controls of QuintEvents and is making appropriate changes as deemed necessary. Except for the changes in internal control at QuintEvents, there has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2024.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective. The Company's assessment of internal control over financial reporting did not include the internal controls of Quint Events, LLC which the Company acquired in the first quarter of 2024. The amount of total assets and revenue of QuintEvents, LLC included in our consolidated financial statements as of and for the year ended December 31, 2024 was $424 million and $340 million, respectively.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and has issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-20 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Media Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired QuintEvents, LLC during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, QuintEvents, LLC's internal control over financial reporting associated with total assets of $424 million and total revenues of $340 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of QuintEvents, LLC.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, based on our audits and the report of Ernst & Young LLP, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an opinion on the effectiveness of the Company's internal control over financial reporting.

We did not audit the financial statements of Live Nation Entertainment, Inc. (a 30 percent owned investee company). The Company's investment in Live Nation Entertainment, Inc. was $430 million and $307 million as of December 31, 2024 and 2023, respectively, and its equity in earnings of Live Nation Entertainment, Inc. was $236 million, $148 million, and $72 million for the years 2024, 2023, and 2022, respectively. The financial statements of Live Nation Entertainment, Inc. were audited by Ernst & Young LLP, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Live Nation Entertainment, Inc., is based solely on the report of Ernst & Young LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide and the report of Ernst & Young LLP provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill in the Sirius XM reporting unit included in discontinued operations

As discussed in Note 4 to the consolidated financial statements, the Company performs goodwill impairment testing on an annual basis during the fourth quarter of each fiscal year, and more frequently if events and circumstances indicate impairment may have occurred. The Company identified events that indicated that it was more likely than not that the carrying value of the Sirius XM reporting unit exceeded its fair value. The Company estimated the fair value of the Sirius XM reporting unit using a combination of an income approach and a market approach. As a result, the Company recognized an impairment charge of $2,819 million for the Sirius XM reporting unit goodwill, which is included in Net earnings (loss) from discontinued operations attributable to Liberty stockholders for the year ended December 31, 2024, as disclosed in Note 2 to the consolidated financial statements.

We identified the evaluation of the goodwill impairment assessment of the Sirius XM reporting unit as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain assumptions used by the Company to estimate the fair value of the reporting unit. Specifically, the revenue growth rates, long-term growth rate, and the discount rate involved a higher degree of subjectivity. In addition, these key assumptions were challenging to test due to the sensitivity of the fair value to changes in these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We performed sensitivity analyses to assess the impact of possible changes to the revenue growth rates, long-term growth rate and discount rate assumptions on the fair value of the Sirius XM reporting unit. We compared the Company's historical revenue forecasts to actual results to assess the Company's ability to accurately forecast revenues. We compared the Company's forecasted revenue growth rate assumptions to historical revenue growth rates, projected revenue growth rates for comparable companies, and other publicly available data, including third party market studies. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's long-term growth rate by comparing it to long-term growth rate estimates that were independently observed using publicly available market data for the Company's industry as well as U.S. economic growth rates

- evaluating the Company's discount rate by comparing it to discount rates that were independently developed using publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Denver, Colorado
February 27, 2025

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,956	1,713
Trade and other receivables, net	114	123
Other current assets	277	180
Current assets of discontinued operations (note 2)	—	1,361
Total current assets	3,347	3,377
Investments in affiliates, accounted for using the equity method (note 7)	491	374
Property and equipment, at cost	1,007	973
Accumulated depreciation	(197)	(135)
	810	838
Goodwill (note 8)	4,134	3,956
Intangible assets subject to amortization, net (note 8)	2,689	2,858
Deferred income tax assets (note 10)	760	772
Other assets	717	612
Noncurrent assets of discontinued operations (note 2)	—	28,540
Total assets	$ 12,948	41,327
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 648	474
Current portion of debt, including zero and $69 million measured at fair value, respectively (note 9)	26	106
Deferred revenue	267	247
Financial instrument liabilities (note 6)	138	8
Other current liabilities	54	32
Current liabilities of discontinued operations (note 2)	—	3,876
Total current liabilities	1,133	4,743
Long-term debt, including $2,144 million and $1,728 million measured at fair value, respectively (note 9)	4,522	4,117
Other liabilities	242	188
Noncurrent liabilities of discontinued operations (note 2)	—	12,834
Total liabilities	$ 5,897	21,882

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2024 and 2023

	2024	2023
	amounts in millions	
Stockholders' equity (notes 11,13 and 15):		
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	$ —	—
Series A Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2024; issued and outstanding 23,987,941 shares at December 31, 2024 and 23,981,960 shares at December 31, 2023 (note 3)	—	—
Series A Liberty Live common stock, $.01 par value. Authorized 521,400,000 shares at December 31, 2024; issued and outstanding 25,568,345 shares at December 31, 2024 and 25,558,577 shares at December 31, 2023 (note 3)	—	—
Series A Liberty SiriusXM common stock, $.01 par value. Authorized 2,000,000,000 shares at December 31, 2023; issued and outstanding 98,134,522 shares at December 31, 2023 (note 3)	NA	1
Series B Liberty Formula One common stock, $.01 par value. Authorized 18,750,000 shares at December 31, 2024; issued and outstanding 2,431,602 shares at December 31, 2024 and 2,437,583 shares at December 31, 2023 (note 3)	—	—
Series B Liberty Live common stock, $.01 par value. Authorized 19,552,500 shares at December 31, 2024; issued and outstanding 2,536,291 shares at December 31, 2024 and 2,546,146 shares at December 31, 2023 (note 3)	—	—
Series B Liberty SiriusXM common stock, $.01 par value. Authorized 75,000,000 shares at December 31, 2023; issued and outstanding 9,761,336 shares at December 31, 2023 (note 3)	NA	—
Series C Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2024; issued and outstanding 222,839,968 shares at December 31, 2024 and 208,196,119 shares at December 31, 2023 (note 3)	2	2
Series C Liberty Live common stock, $.01 par value. Authorized 521,400,000 shares at December 31, 2024; issued and outstanding 63,728,403 shares at December 31, 2024 and 63,589,030 shares at December 31, 2023 (note 3)	1	1
Series C Liberty SiriusXM common stock, $.01 par value. Authorized 2,000,000,000 shares at December 31, 2023; issued and outstanding 218,692,718 shares at December 31, 2023 (note 3)	NA	2
Additional paid-in capital	—	1,317
Accumulated other comprehensive earnings (loss), net of taxes	(153)	12
Retained earnings	7,179	15,061
Total stockholders' equity	7,029	16,396
Noncontrolling interests in equity of subsidiaries	22	3,049
Total equity	7,051	19,445
Commitments and contingencies (note 16)		
Total liabilities and equity	$ 12,948	41,327

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions		
Revenue:			
Formula 1 revenue	$ 3,318	3,222	2,573
Other revenue	335	350	588
Total revenue	3,653	3,572	3,161
Operating costs and expenses (note 4):			
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	2,294	2,240	1,750
Other cost of sales	194	—	—
Other operating expenses	13	274	434
Selling, general and administrative, including stock-based compensation	419	396	393
Depreciation and amortization	352	406	433
Impairment and acquisition costs	105	1	6
	3,377	3,317	3,016
Operating income (loss)	276	255	145
Other income (expense):			
Interest expense	(237)	(248)	(186)
Share of earnings (losses) of affiliates, net (note 7)	228	157	104
Realized and unrealized gains (losses) on financial instruments, net (note 6)	(383)	(167)	524
Unrealized gains (losses) on intergroup interests	—	(68)	19
Other, net	92	46	101
	(300)	(280)	562
Earnings (loss) from continuing operations before income taxes	(24)	(25)	707
Income tax (expense) benefit (note 11)	(39)	1	202
Net earnings (loss) from continuing operations	(63)	(24)	909
Net earnings (loss) from discontinued operations (note 2)	(2,412)	986	1,120
Net earnings (loss)	(2,475)	962	2,029
Less net earnings (loss) attributable to the noncontrolling interests	(412)	201	227
Less net earnings (loss) attributable to redeemable noncontrolling interest (note 11)	—	—	(13)
Net earnings (loss) attributable to Liberty stockholders	$ (2,063)	761	1,815
Net earnings (loss) from continuing operations attributable to Liberty stockholders (note 3):			
Liberty Formula One common stock	$ (30)	185	558
Liberty Live common stock	(31)	(142)	NA
Liberty SiriusXM common stock	—	45	382
Liberty Braves common stock	NA	(111)	(35)
Net earnings (loss) from discontinued operations attributable to Liberty stockholders:			
Liberty SiriusXM common stock	(2,002)	784	910
	$ (2,063)	761	1,815

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations (Continued)

Years ended December 31, 2024, 2023 and 2022

		2024	2023	2022
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (notes 3 and 4)				
Series A, B and C Liberty Formula One common stock	$	(0.13)	0.79	2.39
Series A, B and C Liberty Live common stock	$	(0.34)	(1.54)	NA
Series A, B and C Liberty SiriusXM common stock	$	—	0.14	1.16
Series A, B and C Liberty Braves common stock	$	NA	(2.09)	(0.66)
Basic net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share (notes 3 and 4):				
Series A, B and C Liberty SiriusXM common stock	$	(6.12)	2.40	2.77
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share (notes 3 and 4)				
Series A, B and C Liberty Formula One common stock	$	(0.13)	0.62	2.15
Series A, B and C Liberty Live common stock	$	(0.34)	(1.54)	NA
Series A, B and C Liberty SiriusXM common stock	$	—	0.13	1.11
Series A, B and C Liberty Braves common stock	$	NA	(2.09)	(0.66)
Diluted net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share (notes 3 and 4):				
Series A, B and C Liberty SiriusXM common stock	$	(6.16)	2.29	2.55

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions		
Net earnings (loss)	$ (2,475)	962	2,029
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments	(7)	10	(43)
Unrealized holding gains (losses) arising during the period	—	—	18
Credit risk on fair value debt instruments gains (losses)	(66)	19	(6)
Share of other comprehensive earnings (loss) of equity affiliates	(86)	27	16
Recognition of previously unrealized (gains) losses on debt	1	21	(19)
Other comprehensive earnings (loss) from continuing operations	(158)	77	(34)
Other comprehensive earnings (loss) from discontinued operations	(40)	(25)	(5)
Comprehensive earnings (loss)	(2,673)	1,014	1,990
Less comprehensive earnings (loss) attributable to the noncontrolling interests	(414)	202	222
Less comprehensive earnings (loss) attributable to redeemable noncontrolling interests (note 11)	—	—	(13)
Comprehensive earnings (loss) attributable to Liberty stockholders	$ (2,259)	812	1,781
Comprehensive earnings (loss) from continuing operations attributable to Liberty stockholders:			
Liberty Formula One common stock	$ (50)	184	504
Liberty Live common stock	(169)	(84)	NA
Liberty SiriusXM common stock	—	65	382
Liberty Braves common stock	NA	(111)	(15)
Comprehensive earnings (loss) from discontinued operations attributable to Liberty stockholders:			
Liberty SiriusXM common stock	(2,040)	758	910
	$ (2,259)	812	1,781

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions (see note 5)		
Cash flows from operating activities:			
Net earnings (loss)	$ (2,475)	962	2,029
Adjustments to reconcile net earnings to net cash provided by operating activities:			
(Earnings) loss from discontinued operations	2,412	(986)	(1,120)
Depreciation and amortization	352	406	433
Stock-based compensation	34	29	28
Non-cash impairment costs	73	—	5
Share of (earnings) loss of affiliates, net	(228)	(157)	(104)
Realized and unrealized (gains) losses on financial instruments, net	383	167	(524)
Unrealized (gains) losses on intergroup interests, net	—	68	(19)
Loss (gain) on early extinguishment of debt	6	34	(14)
Deferred income tax expense (benefit)	29	(9)	(150)
Intergroup tax allocation	(109)	(178)	(156)
Intergroup tax (payments) receipts	131	121	80
Other charges (credits), net	10	12	(16)
Changes in operating assets and liabilities			
Current and other assets	39	7	(97)
Payables and other liabilities	(104)	158	203
Net cash provided (used) by operating activities	553	634	578
Cash flows from investing activities:			
Capital expended for property and equipment, including internal-use software and website development	(75)	(461)	(309)
Cash proceeds from dispositions of investments	117	111	101
Cash (paid) received for acquisitions, net of cash acquired	(205)	—	—
Investments in equity method affiliates and debt and equity securities	(11)	(176)	(57)
Subsidiary initial public offering proceeds returned from (invested in) trust account	—	—	579
Return of investment in equity method affiliates	1	—	37
Other investing activities, net	(14)	(18)	96
Net cash provided (used) by investing activities	(187)	(544)	447
Cash flows from financing activities:			
Borrowings of debt	645	1,165	3,289
Repayments of debt	(748)	(1,008)	(4,787)
Issuance of Series C Liberty Formula One common stock	939	—	—
Settlement of intergroup interests	—	(273)	(78)
Atlanta Braves Holdings, Inc. Split-Off	—	(188)	—
Taxes paid in lieu of shares issued for stock-based compensation	(17)	(10)	24
Repayment of initial public offering proceeds to subsidiary shareholders	—	—	(579)
Liberty stock repurchases	—	—	(37)
Distribution from former subsidiary	—	3	672
Other financing activities, net	75	26	59
Net cash provided (used) by financing activities	894	(285)	(1,437)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(10)	1	—
Net cash provided (used) by discontinued operations:			
Cash provided (used) by operating activities	882	1,830	1,968
Cash provided (used) by investing activities	(709)	(696)	(493)
Cash provided (used) by financing activities	(488)	(1,188)	(1,711)
Net cash provided (used) by discontinued operations	(315)	(54)	(236)
Net increase (decrease) in cash, cash equivalents and restricted cash	935	(248)	(648)
Cash, cash equivalents and restricted cash at beginning of period	2,028	2,276	2,924
Cash, cash equivalents and restricted cash at end of period	$ 2,963	2,028	2,276

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Consolidated Statement Of Equity
Years ended December 31, 2024, 2023 and 2022

	Stockholders' equity																Noncontrolling interest in equity of subsidiaries	Total equity
	Preferred Stock	Liberty Formula One			Liberty Live			Liberty Sirius XM			Liberty Braves			Additional paid-in capital	Accumulated other comprehensive earnings (loss)	Retained earnings		
		Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C					
	amounts in millions																	
Balance at January 1, 2022	$ —	$ —	$ —	$ 2	NA	NA	NA	$ 1	$ —	$ 2	$ —	$ —	$ —	$ 1,954	$ (5)	$ 12,718	$ 3,590	$ 18,262
Net earnings (loss) (excludes net earnings (loss) attributable to redeemable noncontrolling interest) (note 11)	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	—	—	1,815	210	2,025
Other comprehensive earnings (loss)	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	—	(34)	—	(5)	(39)
Stock-based compensation	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	214	—	—	39	253
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	(123)	—	—	—	(123)
Liberty stock repurchases	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	(395)	—	—	—	(395)
Shares repurchased by subsidiary	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	(172)	—	—	(467)	(639)
Shares issued by subsidiary	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	(73)	—	—	77	4
Dividends paid by subsidiary	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	—	—	—	(249)	(249)
Other, net	—	—	—	—	NA	NA	NA	—	—	—	—	—	—	3	—	56	(32)	27
Balance at December 31, 2022	—	—	—	2	NA	NA	NA	1	—	2	—	—	—	1,408	(39)	14,589	3,163	19,126
Net earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	761	201	962
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	51	—	1	52
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	216	—	—	34	250
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	—	—	—	(74)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	46	—	—	(320)	(274)
Shares issued by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(61)	—	—	65	4
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(65)	(65)
Atlanta Braves Holdings, Inc. Split-Off	—	—	—	—	—	—	—	—	—	—	—	—	—	(180)	—	—	(11)	(191)
Formula One Distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(289)	—	(289)
Reclassification	—	—	—	—	—	—	1	—	—	—	—	—	—	(1)	—	—	—	—
Other, net	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	—	—	(19)	(56)
Balance at December 31, 2023	—	—	—	2	—	—	1	1	—	2	NA	NA	NA	1,317	12	15,061	3,049	19,445
Net earnings (loss)	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	—	—	(2,063)	(412)	(2,475)
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	—	(196)	—	(2)	(198)
Liberty SiriusXM Holdings Inc. Split-Off	—	—	—	—	—	—	—	(1)	—	(2)	NA	NA	NA	(8,187)	31	—	(2,641)	(10,800)
Issuance of Series C Liberty Formula One common stock	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	939	—	—	—	939
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	158	—	—	24	182
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	(56)	—	—	—	(56)
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	—	—	—	(52)	(52)
Reclassification to additional paid-in capital	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	5,818	—	(5,818)	—	—
Other, net	—	—	—	—	—	—	—	—	—	—	NA	NA	NA	11	—	(1)	56	66
Balance at December 31, 2024	$ —	$ —	$ —	$ 2	$ —	$ —	$ 1	NA	NA	NA	NA	NA	NA	$ —	$ (153)	$ 7,179	$ 22	$ 7,051

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(1) Basis of Presentation

The accompanying consolidated financial statements of Liberty Media Corporation ("Liberty," "we," "our," "us" or the "Company" unless the context otherwise requires) represent a consolidation of certain media and entertainment related assets and businesses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Liberty, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries primarily in North America and the United Kingdom ("U.K."). Our most significant subsidiary is Delta Topco Limited (the parent company of Formula 1). Our most significant investment accounted for under the equity method is Live Nation Entertainment, Inc. ("Live Nation").

Braves Holdings, LLC ("Braves Holdings") was a subsidiary of the Company until the Atlanta Braves Holdings Split-Off (as defined in note 3) on July 18, 2023. Braves Holdings is not presented as a discontinued operation in the Company's consolidated financial statements as the Atlanta Braves Holdings Split-Off did not represent a strategic shift that had a major effect on the Company's operations and financial results.

Sirius XM Holdings Inc. ("Sirius XM Holdings") was a subsidiary of the Company until the Liberty Sirius XM Holdings Split-Off (as defined in note 2) on September 9, 2024. Liberty Sirius XM Holdings Inc. ("Liberty Sirius XM Holdings"), which included Sirius XM Holdings, is presented as a discontinued operation in the Company's consolidated financial statements. See note 2 for details of the Liberty Sirius XM Holdings Split-Off.

On January 2, 2024, the Company purchased QuintEvents, LLC ("QuintEvents") for total consideration of approximately $277 million, comprised of $205 million of cash, net of cash acquired of $66 million, and a $6 million settlement of a pre-existing condition. The Company recorded $252 million of goodwill, $113 million of intangible assets subject to amortization, net and $121 million of deferred revenue as a result of the acquisition. The acquisition price allocation was final as of December 31, 2024.

On March 29, 2024, the Company agreed, subject to certain conditions, to acquire approximately 86% of the equity interests in Dorna Sports, S.L., ("Dorna") for a purchase price of approximately €3.0 billion, to be funded with cash. The Company entered into foreign currency forward contracts for close to the full purchase price. In December 2024, the European Commission notified the Company that a Phase II investigation would occur, extending regulatory review beyond December 31, 2024. The Company agreed to pay €126 million to the sellers to extend the longstop date to June 30, 2025 in order to accommodate the Phase II investigation. The €126 million is considered prepaid purchase consideration and is included in other assets in the accompanying consolidated balance sheet as of December 31, 2024. Subsequent to December 31, 2024, the Company extended a portion of the foreign currency forward contracts through the extended longstop date.

Liberty has entered into certain agreements with QVC Group, Inc., formerly known as Qurate Retail, Inc. ("QVC Group"), Liberty TripAdvisor Holdings, Inc. ("TripCo"), Liberty Broadband Corporation ("Liberty Broadband") and Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings"), all of which are separate publicly traded companies, in order to govern relationships between the companies. None of these entities has any stock ownership, beneficial or otherwise, in any of the others as of December 31, 2024. These agreements include Reorganization Agreements (in the case of QVC Group, Liberty Broadband and Atlanta Braves Holdings only), Services Agreements, Facilities Sharing Agreements, Tax Sharing Agreements (in the case of Liberty Broadband and Atlanta Braves Holdings only) and an Aircraft Time Sharing Agreement (in the case of Liberty Broadband only). In addition, as a result of certain corporate transactions, Liberty and QVC Group may have obligations to each other for certain tax related matters. Effective August 31, 2024, the Facilities Sharing Agreement and the Aircraft Time Sharing Agreement with Atlanta Braves Holdings was terminated and members of Liberty management that served as officers of Atlanta Braves Holdings stepped down from their positions with Atlanta Braves Holdings (with limited exceptions), even though they may continue to provide services on an as-needed basis.

The Reorganization Agreements provide for, among other things, provisions governing the relationships between Liberty and each of QVC Group, Liberty Broadband and Atlanta Braves Holdings, including certain cross-indemnities. Pursuant to the Services Agreements, Liberty provides QVC Group, TripCo, Liberty Broadband and Atlanta Braves Holdings with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. QVC Group, TripCo, Liberty Broadband and Atlanta Braves Holdings reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and in the case of QVC Group, QVC Group's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to QVC Group. TripCo, Liberty Broadband and Atlanta Braves Holdings reimburse Liberty for shared services and personnel based on a flat fee. Under the Facilities Sharing Agreements, Liberty shares office space and related amenities at its corporate headquarters with QVC Group, TripCo, Liberty Broadband and, until August 31, 2024, Atlanta Braves Holdings. Under these various agreements, approximately $21 million, $24 million and $21 million of these allocated expenses were reimbursed to Liberty during the years ended December 31, 2024, 2023 and 2022, respectively.

In connection with Liberty's employment arrangement with Gregory B. Maffei, Liberty's former President and Chief Executive Officer (the "former CEO"), pursuant to the Services Agreements between Liberty and each of TripCo, Liberty Broadband, QVC Group and Atlanta Braves Holdings (collectively, the "Service Companies"), components of Mr. Maffei's compensation were either paid directly to him by each Service Company or reimbursed to Liberty, in each case, based on allocations among Liberty and the Service Companies set forth in the respective services agreement, which were subject to adjustment on an annual basis and upon the occurrence of certain events. As of August 31, 2024, upon the effectiveness of Mr. Maffei's resignation as an officer of Atlanta Braves Holdings, Mr. Maffei no longer received compensation from Atlanta Braves Holdings.

(2) Discontinued Operations

On September 9, 2024, Liberty completed the split-off of its wholly owned subsidiary, Liberty Sirius XM Holdings (the "Liberty Sirius XM Holdings Split-Off"). The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares).

Following the Liberty Sirius XM Holdings Split-Off, on September 9, 2024, a wholly owned subsidiary of Liberty Sirius XM Holdings merged with and into Sirius XM Holdings, with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of Liberty Sirius XM Holdings (the "Merger" and, together with the Liberty Sirius XM Holdings Split-Off, the "Transactions"). As a result of the Transactions, Liberty Sirius XM Holdings became an independent public company separate from Liberty.

As disclosed in note 1, Liberty Sirius XM Holdings is presented as a discontinued operation in the Company's consolidated financial statements as the Liberty Sirius XM Holdings Split-Off represents a strategic shift that had a major effect on the Company's operations and financial results.

The following table presents a reconciliation of the carrying amounts of the major classes of assets and liabilities of discontinued operations to the total assets and liabilities of discontinued operations as presented in the consolidated balance sheet.

	December 31, 2023
	amounts in millions
Assets	
Current assets.	$ 1,361
Investments in affiliates, accounted for using the equity method	715
Property and equipment, net.	1,245
Intangible assets not subject to amortization.	25,051
Intangible assets subject to amortization, net	1,014
Other assets	515
Total assets	$ 29,901
Liabilities	
Accounts payable and accrued liabilities.	$ 1,536
Current portion of debt	1,074
Other current liabilities	1,266
Long-term debt	10,063
Deferred income tax liabilities	2,245
Other liabilities	526
Total liabilities	$ 16,710

The following table provided details about the major classes of line items constituting earnings (loss) from discontinued operations, net of tax as presented in the consolidated statements of operations. Impairment, restructuring and acquisition costs for the year ended December 31, 2024, in the table below, includes a goodwill impairment loss of $2,819 million related to the Sirius XM Holdings reportable segment and $500 million impairment of Sirius XM Holding's equity method investment in Sirius XM Canada Holdings, Inc.

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Revenue	$ 6,004	8,953	9,003
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below)	2,852	4,209	4,130
Operating expense	461	681	637
Selling, general and administrative	1,030	1,534	1,638
Impairment, restructuring and acquisition costs	3,339	66	68
Depreciation and amortization	421	624	611
Litigation settlements, net of recoveries	—	31	—
	8,103	7,145	7,084
Operating income (loss)	(2,099)	1,808	1,919
Other income (expense):			
Interest expense	(349)	(534)	(503)
Other, net	122	(64)	70
	(227)	(598)	(433)
Earnings (loss) from discontinued operations before income taxes	(2,326)	1,210	1,486
Income tax (expense) benefit	(86)	(224)	(366)
Net earnings (loss) from discontinued operations	(2,412)	986	1,120
Less net earnings (loss) from discontinued operations attributable to the noncontrolling interests	(410)	202	210
Net earnings (loss) from discontinued operations attributable to Liberty stockholders	$ (2,002)	784	910

(3) Tracking Stocks

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On July 18, 2023, the Company completed the split-off of its wholly owned subsidiary, Atlanta Braves Holdings (the "Atlanta Braves Holdings Split-Off"). The Atlanta Braves Holdings Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. Atlanta Braves Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (the "Braves Group") immediately prior to the Atlanta Braves Holdings Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Liberty Formula One Group (the "Formula One Group"), which were settled and extinguished in connection with the Atlanta Braves Holdings Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification"). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Atlanta Braves Holdings Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. In July 2024, the IRS completed its review of the Reclassification and notified the Company that it agreed with the nontaxable characterization of the transaction. In September 2024, the IRS completed its review of the Atlanta Braves Holdings Split-Off and notified the Company that it agreed with the nontaxable characterization of the transaction. The Atlanta Braves Holdings Split-Off and the Reclassification are reflected in the Company's consolidated financial statements on a prospective basis.

While the Formula One Group and the Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Live Nation, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, the Liberty Live Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Liberty Formula One common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Formula One Group, which, as of December 31, 2024, include Liberty's interests in Formula 1 and QuintEvents, cash and Liberty's 2.25% Convertible Senior Notes due 2027. As of December 31, 2024, the Formula One Group has cash and cash equivalents of approximately $2,631 million, which includes $1,389 million of subsidiary cash.

The Liberty Live common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty Live Group. As of December 31, 2024, the Liberty Live Group is primarily comprised of Liberty's interest in Live Nation, cash, other minority investments, Liberty's 2.375% Exchangeable Senior Debentures due 2053 and an undrawn margin loan. As of December 31, 2024, the Liberty Live Group has cash and cash equivalents of approximately $325 million.

Prior to the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. At the time of the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM Group was comprised of Liberty's interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As disclosed in note 1, Liberty Sirius XM Holdings is presented as a discontinued operation in the Company's consolidated financial statements. Prior to the Reclassification, Liberty's interest in Live Nation, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan secured by shares of Live Nation (the "Live Nation Margin Loan") were attributed to the Liberty SiriusXM Group and are presented as continuing operations in the Company's consolidated financial statements.

Prior to the Atlanta Braves Holdings Split-Off, the Liberty Braves common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Braves Group. The Braves Group was primarily comprised of Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club (the "Braves"), certain assets and liabilities associated with the Braves' stadium (the "Stadium") and a mixed-use development around the Stadium that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development") and corporate cash.

On November 13, 2024, the Company announced that it is pursuing a plan to split-off the Liberty Live Group (the "Liberty Live Split-Off"). Immediately prior to the Liberty Live Split-Off, QuintEvents would be reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets and cash. The Liberty Live Split-Off would be effected through the redemption of Liberty Live common stock in exchange for common stock of a newly formed company, Liberty Live Holdings, Inc. The Company would redeem each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live Holdings, Inc. As a result of the Liberty Live Split-Off, the Company and Liberty Live Holdings, Inc. would be separate publicly traded companies, and the Company would no longer have a tracking stock structure. The Liberty Live Split-Off is subject to various conditions including, among other things, shareholder approval and the receipt of an opinion of tax counsel. The Liberty Live Split-Off is intended to be tax-free to stockholders of the Company.

As of December 31, 2021, 6,792,903 notional shares represented an 11.0% intergroup interest in the Braves Group previously held by the Formula One Group, 2,292,037 notional shares represented a 3.7% intergroup interest in the Braves Group previously held by the Liberty SiriusXM Group and 5,271,475 notional shares represented a 2.2% intergroup interest in the Formula One Group previously held by the Liberty SiriusXM Group.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes"). During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes. On July 12, 2023, the Formula One Group paid approximately $71 million to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

In connection with the Atlanta Braves Holdings Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group were settled and extinguished through the attribution, to the respective tracking stock group, of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. On July 19, 2023, the shares of Atlanta Braves Holdings Series C common stock attributed to the Formula One Group to settle and extinguish the intergroup interest in connection with the Atlanta Braves Holdings Split-Off were distributed on a pro rata basis to holders of Liberty Formula One common stock (the "Formula One Distribution"). During November 2023, Liberty exchanged the shares of Atlanta Braves Holdings Series C common stock attributed to the Liberty SiriusXM Group with a third party to satisfy certain debt obligations attributed to the Liberty SiriusXM Group.

See page F-75 of this Annual Report for unaudited attributed financial information for Liberty's tracking stock groups.

(4) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Receivables

Receivables are reflected net of an allowance for credit losses and sales returns. The table below presents changes in the allowance for the periods presented:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Balance, beginning of period	$ 2	3	3
Provision charged to expense	1	1	—
Write-offs, net of recoveries	—	(2)	(1)
Foreign currency translation adjustments	—	—	1
Balance, end of period	$ 3	2	3

Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values. The total value of marketable equity securities aggregated zero and $113 million as of December 31, 2024 and 2023, respectively.

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the other, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary.

The Company continually reviews its equity investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12-month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Write-downs for equity method investments are included in share of earnings (losses) of affiliates.

The Company performs a qualitative assessment for equity securities without readily determinable fair values each reporting period to determine whether the security could be impaired. If the qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investments, and, to the extent the security's fair value is less than its carrying value, an impairment is recorded in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables.

The fair values of the Company's foreign currency forward contracts are estimated primarily based on the difference between the foreign currency exchange forward rates as of the reporting date and the foreign currency forward rates included in the Company's contracts with the respective counterparties, multiplied by the applicable notional amount. The fair value of the Company's interest rate swaps are estimated using the present value of expected future cash flows based on the instruments' contractual terms, including the applicable interest rate and discount rate, and, for any embedded options, implied interest rate volatility.

Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life	December 31,	
		2024	**2023**
		amounts in millions	
Land	NA	$ 262	262
Buildings and improvements.	10 - 40 years	538	537
Support equipment.	3 - 25 years	205	172
Construction in progress	NA	2	2
Total property and equipment		$ 1,007	973

Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives. Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $62 million, $79 million and $73 million, respectively.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years.

There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Leases

The Company and its subsidiaries lease business offices and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. The Company accounts for lease and non-lease components as a single component and does not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less or leases with non-consecutive periods of use that total twelve months or less at the lease commencement date.

The Company recorded $62 million, $78 million and $13 million of operating lease expense during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the Company's operating leases had a weighted-average remaining lease term of 8.0 years and a weighted-average discount rate of 4.8%. Operating lease right-of-use assets totaled $45 million and $36 million as of December 31, 2024 and 2023, respectively, and are included in other assets in the consolidated balance sheets. Operating lease liabilities totaled $44 million and $38 million as of December 31, 2024 and 2023, respectively and are included in other current liabilities and other liabilities in the consolidated balance sheets.

As of December 31, 2024, future minimum payments under noncancelable operating leases with initial terms of one year or more are $15 million in 2025, $6 million in 2026, $6 million in 2027, $5 million in 2028, $5 million in 2029 and $14 million thereafter. The Company expects to pay $52 million in 2025, $16 million in 2026, $16 million in 2027 and $14 million in 2028 related to short-term leases that extend over multiple years.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Sales, value add, and other taxes, when collected concurrently with revenue producing activities, are excluded from revenue. Incremental costs of obtaining a contract are expensed when the amortization period of the asset is one year or less. To the extent the incremental costs of obtaining a contract relate to a period greater than one year, the Company amortizes such incremental costs in a manner that is consistent with the transfer to the customer of the goods or services to which the asset relates. If, at contract inception, we determine the time period between when we transfer a promised good or service to a customer and when the customer pays us for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Our customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in our consolidated statement of operations as the services are provided.

Significant portions of the transaction prices related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $2,661 million in 2025, $2,438 million in 2026, $7,243 million in 2027 through 2031, and $2,018 million thereafter. We have not included any amounts in the undelivered performance obligations amounts for those performance obligations that relate to a contract with an original expected duration of one year or less.

Formula 1

The following table disaggregates Formula 1's revenue by source:

| | Years ended December 31, | | |
	2024	2023	2022
	amounts in millions		
Primary	$ 2,757	2,560	2,107
Other	654	662	466
Total Formula 1 revenue	$ 3,411	3,222	2,573

Upon entering into a new arrangement, Formula 1 occasionally incurs certain incremental costs of obtaining a contract. These incremental costs relate to commission amounts that will be paid over the life of the contract for which the recipient does not have any substantive future performance requirement to earn such commission. Accordingly, the commission costs are capitalized and amortized over the life of the contract.

The following is a description of principal activities from which Formula 1 generates its revenue.

Primary revenue. Formula 1 holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of race promotion, broadcasting and sponsorship arrangements. Primary revenue derived from the commercial exploitation of the World Championship is (i) recognized on an event by event basis for those performance obligations associated with a specific event based on the fees within the underlying contractual arrangement and (ii) recognized over time for those performance obligations associated with a period of time that is greater than a single specific event (for example, over the entire race season or calendar year) based on the fees within the underlying contractual arrangement.

Other revenue. Formula 1 earns other revenue from miscellaneous and ancillary sources, primarily related to facilitating the shipment of cars and equipment to and from the events outside of Europe, revenue from the sale of tickets to the Paddock Club at most events, support races at events, various television production activities and other ancillary operations. To the extent such revenue relates to services provided or rights associated with a specific event, the revenue is recognized upon occurrence of the related event and to the extent such revenue relates to services provided or rights over a longer period of time, the revenue is recognized over time.

QuintEvents

QuintEvents recognized $340 million of revenue during the year ended December 31, 2024. QuintEvents generates revenue through ticket sales, event package sales and commissions as an agent/re-seller for event packages. Revenue from ticket sales and event package sales is recognized as the events occur. QuintEvents acts as the principal for its ticket sales as it purchases allotments of tickets and bears the risk of loss.

Braves Holdings

The following table disaggregates Braves Holdings' revenue by source:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Baseball	$ 318	535
Mixed-Use Development	32	53
Total Braves Holdings revenue	$ 350	588

Braves Holdings is required to estimate the entire transaction price of its contractual arrangements and recognize revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations are satisfied. Such performance obligations are typically satisfied over time and result in differences between revenue recognized and cash received, dependent on how far into a contractual arrangement Braves Holdings is at any given reporting period.

The following is a description of principal activities from which Braves Holdings generates its revenue.

Baseball revenue. Revenue for Braves Holdings ticket sales, signage and suites are recognized on a per game basis during the baseball season based on a pro rata share of total revenue earned during the entire baseball season to the total number of home games during the season. Broadcasting rights are recognized on a per game basis during the baseball season based on the pro rata number of games played to date to the total number of games during the season. Concession and parking revenue are recognized on a per game basis during the baseball season. Major League Baseball ("MLB") revenue is earned throughout the year based on an estimate of revenue generated by MLB on behalf of the 30 MLB clubs. Sources of MLB revenue primarily include the Major League Central Fund and distributions from various licensing agreements.

Mixed-Use Development revenue. Revenue from Braves Holdings' minimum rents are recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant's sales exceed the applicable sales threshold. Tenants reimburse Braves Holdings for a substantial portion of Braves Holdings operating expenses, including common area maintenance, real estate taxes and property insurance. Braves Holdings accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. Braves Holdings recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

Cost of Formula 1 Revenue

Cost of Formula 1 revenue consists of team payments, costs of promoting, organizing and delivering the Las Vegas Grand Prix, hospitality costs, which are principally related to catering and other aspects of the production and delivery of hospitality offerings at the Las Vegas Grand Prix and the Paddock Club at other Events, and costs incurred in the provision and sale of freight, travel and logistical services. Other costs of Formula 1 revenue also include sponsorship and digital product sales' commissions, circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Events, including the right to sell advertising, hospitality and support race opportunities, annual Federation Internationale de l'Automobile ("FIA") regulatory fees, Formula 2 and Formula 3 cars, parts and maintenance services, costs related to the new F1 Academy series, television production and post-production services, advertising production services and digital and social media activities. These costs are largely variable in nature and typically relate directly to revenue opportunities.

Advertising Costs

Advertising expense aggregated $34 million, $28 million and $24 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is reflected in the selling, general and administrative expenses line in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 13, Liberty has granted to its directors, employees and employees of its subsidiaries restricted stock ("RSAs"), restricted stock units ("RSUs") and options to purchase shares of Liberty common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Stock-based compensation, included in selling, general and administrative expense in the accompanying consolidated statements of operations, was $34 million, $29 million and $28 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

Earnings Attributable to Liberty Stockholders Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented, including any necessary adjustments to earnings (loss) attributable to shareholders.

Series A, Series B and Series C Liberty Formula One Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2024, 2023 and 2022 are 4 million, 4 million and 6 million potentially dilutive shares of Liberty Formula One common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2024	**2023**	**2022**
	number of shares in millions		
Basic WASO	240	234	233
Potentially dilutive shares (a).	3	6	11
Diluted WASO (b).	243	240	244

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Formula One Group are reported since the result would be antidilutive.

(b) As described in note 3, the Liberty SiriusXM Group's intergroup interest in the Formula One Group was settled and extinguished on July 12, 2023. The intergroup interest was a quasi-equity interest which was not represented by outstanding shares of common stock; rather, the Liberty SiriusXM Group had an attributed value in the Formula One Group which was generally stated in terms of a number of shares of stock issuable to the Liberty SiriusXM Group with respect to its interest in the Formula One Group. Each reporting period, the notional shares representing the intergroup interest were marked to fair value. As the notional shares underlying the intergroup interest were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Formula One common stock. However, Liberty assumed that the notional shares (if and when issued) would be comprised of Series A Liberty Formula One common stock since Series A Liberty Formula One common stock was underlying the 1.375% Cash Convertible Senior Notes due 2023. Therefore, the market price of Series A Liberty Formula One common stock was used for the quarterly mark-to-market adjustment through the unaudited attributed consolidated statements of operations. The notional shares representing the intergroup interest had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interest were included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interest was dilutive, an adjustment was also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interest to fair value during the period.

For periods in which share settlement of the 2.25% Convertible Senior Notes due 2027, which may be settled in shares of Series C Liberty Formula One common stock, is dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instrument during the period, net of tax where appropriate.

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Basic earnings (loss) attributable to Liberty Formula One stockholders	$ (30)	185	558
Adjustments.	—	(37)	(34)
Diluted earnings (loss) attributable to Liberty Formula One stockholders	$ (30)	148	524

Series A, Series B and Series C Liberty Live Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the year ended December 31, 2024 and the period from August 3, 2023 to December 31, 2023 are 1 million and 1 million potentially dilutive shares of Liberty Live common stock, respectively, because their inclusion would be antidilutive.

	Year ended December 31, 2024	**August 4, 2023 to December 31, 2023**
	number of shares in millions	
Basic WASO	92	92
Potentially dilutive shares (a).	—	—
Diluted WASO.	92	92

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty Live Group are reported since the result would be antidilutive.

Series A, Series B and Series C Liberty SiriusXM Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the period from January 1, 2024 to September 9, 2024 and the years ended December 31, 2023 and 2022 are 18 million, 26 million and 25 million potentially dilutive shares of Liberty SiriusXM common stock, respectively, because their inclusion would be antidilutive.

	January 1, 2024 to September 9, 2024	Years ended December 31, 2023	2022
	number of shares in millions		
Basic WASO	327	327	328
Potentially dilutive shares (a).	13	16	17
Diluted WASO (b).	340	343	345

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty SiriusXM Group are reported since the result would be antidilutive.

(b) For periods in which share settlement of the 2.125% Exchangeable Senior Debentures due 2048 and 2.75% Exchangeable Senior Debentures due 2049, which could have been settled in shares of Series C Liberty SiriusXM common stock, and 3.75% Convertible Senior Notes due 2028, which could have been settled in shares of Series A Liberty SiriusXM common stock, were dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instruments during the period, net of tax where appropriate. The settlement of the 2.125% Exchangeable Senior Debentures due 2048 changed to solely cash, pursuant to a supplemental indenture entered into during February 2023. Accordingly, the impact of share settlement of the 2.125% Exchangeable Senior Debentures due 2048 was considered for purposes of calculating diluted WASO prior to the execution of the supplemental indenture.

	January 1, 2024 to September 9, 2024	Years ended December 31, 2023	2022
	amounts in millions		
Basic earnings (loss) from discontinued operations attributable to Liberty SiriusXM stockholders. . . . . $	(2,002)	784	910
Adjustments	(93)	1	(31)
Diluted earnings (loss) from discontinued operations attributable to Liberty SiriusXM stockholders. . . . . $	(2,095)	785	879

Series A, Series B and Series C Liberty Braves Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the period from January 1, 2023 to July 18, 2023 and the year ended December 31, 2022 are 7 million and 10 million potentially dilutive shares of Liberty Braves common stock, respectively, because their inclusion would be antidilutive.

	January 1, 2023 to July 18, 2023	Year ended December 31, 2022
	number of shares in millions	
Basic WASO	53	53
Potentially dilutive shares (a).............................	1	—
Diluted WASO (b).......................................	54	53

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Braves Group are reported since the result would be antidilutive.

(b) As described in note 3, the intergroup interests in the Braves Group held by the Formula One Group and the Liberty SiriusXM Group were settled and extinguished in connection with the Atlanta Braves Holdings Split-Off. The intergroup interests were quasi-equity interests that were not represented by outstanding shares of common stock; rather, the Formula One Group and the Liberty SiriusXM Group had attributed values in the Braves Group which are generally stated in terms of a number of shares of stock issuable to the Formula One Group and the Liberty SiriusXM Group with respect to their interests in the Braves Group. Each reporting period, the notional shares representing the intergroup interests were marked to fair value. As the notional shares underlying the intergroup interests were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock was underlying the Convertible Notes. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock were historically used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the unaudited attributed consolidated statements of operations. During the second quarter of 2023, Liberty determined that, in connection with the Atlanta Braves Holdings Split-Off, shares of Atlanta Braves Holdings Series C common stock would be used to settle and extinguish the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group. Following such determination, the market price of Series C Liberty Braves common stock was used for the mark-to-market adjustment for the intergroup interest held by the Liberty SiriusXM Group.

The notional shares representing the intergroup interests had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interests were included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interests were dilutive, an adjustment was also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interests to fair value during the period.

	January 1, 2023 to July 18, 2023	Year ended December 31, 2022
	amounts in millions	
Basic earnings (loss) attributable to Liberty Braves stockholders .... $	(111)	(35)
Adjustments	—	—
Diluted earnings (loss) attributable to Liberty Braves stockholders .... $	(111)	(35)

Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurement of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

The Company holds investments that are accounted for using the equity method. The Company does not control the decision making process or business management practices of these affiliates. Accordingly, the Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024 and applied it retrospectively to all prior periods presented in the consolidated financial statements.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires more detailed income tax disclosures. ASU 2023-09 requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the disclosure requirements related to ASU 2023-09.

In November 2024, the FASB issued Accounting Standards Update 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which expands disclosures about specific expense categories at interim and annual reporting periods. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

(5) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Cash paid for acquisitions:			
Fair value of assets acquired	$ 59	—	—
Intangibles not subject to amortization	252	—	—
Intangibles subject to amortization	113	—	—
Net liabilities assumed	(198)	—	—
Deferred tax liabilities	(21)	—	—
Cash paid (received) for acquisitions, net of cash acquired	$ 205	—	—
Cash paid for interest, net of amounts capitalized	$ 218	231	169
Cash paid for income taxes, net	$ 121	159	101

The following table reconciles cash and cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,		
	2024	2023	2022
	amounts in millions		
Cash and cash equivalents	$ 2,956	1,713	1,884
Cash and cash equivalents included in current assets of discontinued operations	—	306	362
Restricted cash included in other current assets	7	—	22
Restricted cash included in noncurrent assets of discontinued operations	—	9	8
Total cash, cash equivalents and restricted cash at end of period	$ 2,963	2,028	2,276

(6) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

Liberty's assets and liabilities measured at fair value are as follows:

		December 31, 2024			December 31, 2023	
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
			amounts in millions			
Cash equivalents	$ 2,466	2,466	—	1,053	1,053	—
Debt and equity securities . .	$ —	—	—	113	113	—
Financial instrument assets .	$ 167	84	83	88	64	24
Debt	$ 2,144	—	2,144	1,797	—	1,797
Financial instrument liabilities	$ 138	—	138	13	—	13

The majority of Liberty's Level 2 financial instruments are debt related instruments and derivative instruments, which include foreign currency forward contracts and interest rate swaps. These assets and liabilities are not always traded publicly or not considered to be traded on "active markets," as defined in GAAP. The fair values for such instruments are derived from a typical model using observable market data as the significant inputs or a trading price of a similar asset or liability is utilized. The fair value of debt related instruments are based on quoted market prices but not considered to be traded on "active markets," as defined by GAAP. Accordingly, those debt and equity securities, financial instruments and debt or debt related instruments are reported in the foregoing table as Level 2 fair value. Debt and equity securities included in the table above are included in the Other assets line item in the consolidated balance sheet. As of December 31, 2024, $27 million and $142 million of financial instrument assets included in the table above are included in the other current assets and other assets line items, respectively, in the consolidated balance sheet. As of December 31, 2023, financial instrument assets included in the table above are included in the Other assets line item in the consolidated balance sheets. As of December 31, 2023, $5 million of financial instrument liabilities included in the table above are included in the Other liabilities line item in the consolidated balance sheet.

Realized and Unrealized Gains (Losses) on Financial Instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following (amounts in millions):

	Years ended December 31,		
	2024	2023	2022
Debt measured at fair value (a).	$ (339)	(224)	396
Foreign currency forward contracts	(138)	—	—
Interest rate swaps	103	28	121
Debt and equity securities	(5)	27	(7)
Other	(4)	2	14
	$ (383)	(167)	524

(a) The Company elected to account for its exchangeable senior debentures and convertible notes (as described in note 9) using the fair value option. Changes in the fair value of the exchangeable senior debentures and convertible notes recognized in the consolidated statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the exchangeable senior debentures and cash convertible notes attributable to changes in the instrument specific credit risk was a loss of $84 million, gain of $24 million and loss of $30 million for the years ended December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2024, the Company recognized $2 million of previously unrecognized losses related to the retirement of the 0.5% Exchangeable Senior Debentures due 2050, which was recognized through other, net in the consolidated statements of operations. During the year ended December 31, 2023, the Company recognized $27 million of previously unrecognized losses related to the retirement of the 1% Cash Convertible Notes due 2023 and the 0.5% Exchangeable Senior Debentures due 2050, which was recognized through other, net in the consolidated statements of operations. The cumulative change since issuance was a gain of $51 million as of December 31, 2024, net of the recognition of previously unrecognized gains and losses.

(7) Investments in Affiliates Accounted for Using the Equity Method

Liberty has various investments accounted for using the equity method. The following table includes the Company's carrying amount and percentage ownership and market value (Level 1) of the more significant investments in affiliates at December 31, 2024, and the carrying amount at December 31, 2023:

		December 31, 2024		December 31, 2023
	Percentage ownership	Fair Value (Level 1)	Carrying amount	Carrying amount
		dollar amounts in millions		
Formula One Group				
Other	various	NA	$ 33	41
Total Formula One Group			33	41
Liberty Live Group				
Live Nation	30%	$ 9,019	430	307
Other		NA	28	26
Total Liberty Live Group................			458	333
Consolidated Liberty			$ 491	374

The following table presents the Company's share of earnings (losses) of affiliates:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Formula One Group			
Other (a).	$ (10)	(4)	—
Total Formula One Group	(10)	(4)	—
Liberty Live Group			
Live Nation (a)	236	21	NA
Other (a).	2	1	NA
Total Liberty Live Group	238	22	NA
Liberty SiriusXM Group			
Live Nation (a)	NA	127	72
Total Liberty SiriusXM Group	NA	127	72
Braves Group			
Other	NA	12	32
Total Braves Group	NA	12	32
Consolidated Liberty	$ 228	157	104

(a) Liberty's interests in Live Nation and certain other equity affiliates were reattributed to the Liberty Live Group effective August 3, 2023. Liberty's share of earnings (losses) related to these affiliates were reflected in the results of the Liberty SiriusXM Group and the Formula One Group prior to the Reclassification and are reflected in the results of the Liberty Live Group following the Reclassification.

Live Nation

Live Nation is considered the world's leading live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show.

See note 9 for details regarding the number and fair value of Live Nation common stock pledged as collateral pursuant to the margin loan secured by shares of Live Nation ("Live Nation Margin Loan") as of December 31, 2024.

Summarized financial information for Live Nation is as follows:

Consolidated Balance Sheets

	December 31,	
	2024	**2023**
	amounts in millions	
Current assets.	$ 9,290	9,533
Property, plant and equipment, net.	2,442	2,101
Intangible assets	1,366	1,539
Goodwill	2,621	2,691
Other assets	3,920	3,166
Total assets	$ 19,639	19,030
Current liabilities.	$ 9,358	9,984
Long-term debt, net.	6,177	5,459
Other liabilities	2,159	2,175
Redeemable noncontrolling interests.	1,126	860
Equity.	819	552
Total liabilities and equity	$ 19,639	19,030

Consolidated Statements of Operations

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Revenue	$ 23,156	22,726	16,681
Operating expenses:			
Direct operating expenses.	17,328	17,251	12,348
Selling, general and administrative expenses.	4,096	3,557	2,956
Depreciation and amortization	550	517	450
Other operating expenses	357	316	205
	22,331	21,641	15,959
Operating income (loss)	825	1,085	722
Interest expense	(326)	(350)	(278)
Other income (expense), net	240	178	46
Earnings (loss) before income taxes.	739	913	490
Income tax (expense) benefit	392	(209)	(116)
Net earnings (loss)	1,131	704	374
Less net earnings (loss) attributable to noncontrolling interests . .	235	147	108
Net earnings (loss) attributable to Live Nation stockholders . .	$ 896	557	266

(8) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	Formula 1	Other	Total
		amounts in millions	
Balance at January 1, 2023	$ 3,956	176	4,132
Atlanta Braves Holdings Split-Off.	—	(176)	(176)
Balance at December 31, 2023	3,956	—	3,956
Acquisition of QuintEvents	—	252	252
Impairments.	—	(73)	(73)
Other	—	(1)	(1)
Balance at December 31, 2024	$ 3,956	178	4,134

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2024			December 31, 2023		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	amounts in millions					
FIA Agreement	$ 3,630	(1,473)	2,157	3,630	(1,304)	2,326
Customer relationships	1,854	(1,441)	413	1,854	(1,349)	505
Other.	381	(262)	119	255	(228)	27
Total	$ 5,865	(3,176)	2,689	5,739	(2,881)	2,858

The FIA Agreement is amortized over 35 years and customer relationships are amortized over 20 years. Amortization expense was $290 million, $327 million and $360 million for the years ended December 31, 2024, 2023 and 2022, respectively. Based on its amortizable intangible assets as of December 31, 2024, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

2025	$	249
2026	$	237
2027	$	221
2028	$	203
2029	$	186

Impairments

The Company performed a quantitative analysis of QuintEvents during the fourth quarter of 2024. Based on near-term business trends and their impact on long-term assumptions, we concluded that the estimated fair value of QuintEvents was less than its carrying value. As a result, QuintEvents recognized a goodwill impairment loss of $73 million during the year ended December 31, 2024. The fair value was determined using a discounted cash flow (income approach) calculation (Level 3). Due to the goodwill impairment loss recorded, the carrying value of QuintEvents approximates its estimated fair value as of December 31, 2024.

As of December 31, 2024, accumulated goodwill impairment losses for Liberty totaled $73 million and related entirely to QuintEvents, which is included in "Corporate and Other."

(9) Debt

Debt is summarized as follows:

	Outstanding Principal December 31, 2024	Carrying value December 31, 2024	December 31, 2023
		amounts in millions	
Formula One Group			
Corporate level notes and loans:			
2.25% Convertible Senior Notes due 2027 (1)	$ 475	588	480
Other	53	53	58
Subsidiary notes and loans:			
Formula 1 Senior Loan Facilities	2,380	2,357	2,377
Deferred financing costs		(6)	(9)
Total Formula One Group	2,908	2,992	2,906
Liberty Live Group			
Corporate level notes and loans:			
0.5% Exchangeable Senior Debentures due 2050 (1)	—	—	69
2.375% Exchangeable Senior Debentures due 2053 (1)	1,150	1,556	1,248
Live Nation Margin Loan	—	—	—
Total Liberty Live Group	1,150	1,556	1,317
Total debt	$ 4,058	4,548	4,223
Debt classified as current		(26)	(106)
Total long-term debt		$ 4,522	4,117

(1) Measured at fair value

2.25% Convertible Senior Notes due 2027

On August 12, 2022, Liberty issued $475 million convertible notes at an interest rate of 2.25% per annum, which, at Liberty's election, are convertible into cash, shares of Series C Liberty Formula One common stock or a combination of cash and shares of Series C Liberty Formula One common stock and mature on August 15, 2027. As of December 31, 2024, the conversion rate for the notes is approximately 12.0505 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $82.98 per share of Series C Liberty Formula One common stock. The notes are attributed to the Formula One Group. Liberty has elected to account for the notes using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

0.5% Exchangeable Senior Debentures due 2050

In November 2020, Liberty closed a private offering of approximately $920 million aggregate principal amount of its 0.5% exchangeable senior debentures due 2050 (the "0.5% Exchangeable Senior Debentures due 2050"). The number of shares of Live Nation common stock attributable to a debenture represented an initial exchange price of approximately $90.10 per share. Interest was payable quarterly on March 1, June 1, September 1 and December 1 of each year. On August 3, 2023, in connection with the Reclassification, as described in note 3, the debentures were reattributed from the Liberty SiriusXM Group to the Liberty Live Group. During the year ended December 31, 2023, Liberty paid approximately $918 million to repurchase $858 million aggregate principal amount of the debentures. Holders of the debentures had the right to require Liberty to purchase their debentures on September 1, 2024. In August 2024, Liberty issued a redemption notice for all of its 0.5% Exchangeable Senior Debentures due 2050. Any debentures that were not so purchased or properly surrendered for exchange were redeemed in full on September 1, 2024. Settlement of any debentures properly surrendered for exchange was completed in October 2024. Pursuant to a supplemental indenture entered into in July 2024, Liberty delivered cash to satisfy its exchange obligations. During the year ended December 31, 2024, Liberty paid approximately $71 million to settle the remaining 0.5% Exchangeable Senior Debentures due 2050. Liberty elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

2.375% Exchangeable Senior Debentures due 2053

In September 2023, Liberty closed a private offering of approximately $1.15 billion aggregate principal amount of its 2.375% exchangeable senior debentures due 2053 (the "2.375% Exchangeable Senior Debentures due 2053"). Upon an exchange of debentures, Liberty, at its option, may deliver Live Nation common stock, cash or a combination of Live Nation common stock and/or cash. The number of shares of Live Nation common stock attributable to a debenture represents an initial exchange price of approximately $104.91 per share. A total of approximately 11 million shares of Live Nation common stock are attributable to the debentures. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The debentures may be redeemed by Liberty, in whole or in part, on or after September 30, 2028. Holders of the debentures also have the right to require Liberty to purchase their debentures on September 30, 2028. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The debentures are attributed to the Liberty Live Group. Liberty elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

Live Nation Margin Loan

On May 9, 2022, the Live Nation Margin Loan agreement was amended, replacing a delayed draw term loan with a $400 million revolving line of credit, changing the interest rate to the Adjusted Term Secured Overnight Financing Rate ("SOFR") plus Term SOFR Adjustment (0.1%) plus 2.0% and extending the maturity to May 9, 2025. On September 5, 2023, the Live Nation Margin Loan agreement was amended to, among other things, extend the maturity date to September 9, 2026 and change the interest rate to Term SOFR plus 2%. The undrawn portion carries a commitment fee of 0.50% per annum. Interest on the margin loan is payable on the last business day of each calendar quarter. As of December 31, 2024, availability under the Live Nation Margin Loan was $400 million. As of December 31, 2024, 9.0 million shares of the Company's Live Nation common stock with a value of $1,162 million were pledged as collateral to the loan. The Live Nation Margin Loan contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants. On August 3, 2023, in connection with the Reclassification, as described in note 3, the Live Nation Margin Loan was reattributed from the Liberty SiriusXM Group to the Liberty Live Group.

Formula 1 Loans

On November 23, 2022, Formula 1 refinanced its previous Term Loan B and revolving credit facility with a new $725 million first lien Term Loan A, a refinanced $1.7 billion Term Loan B and a new $500 million revolving credit facility. On September 19, 2024, Formula 1 refinanced the Term Loan B with a new $1.7 billion Term Loan B and extended the maturities of the approximately $689 million Term Loan A and the $500 million revolving credit facility (collectively, the "Senior Loan Facilities"). The Term Loan A and revolving credit facility mature on September 30, 2029 and the Term Loan B matures on September 30, 2031. As of December 31, 2024, there were no outstanding borrowings under the $500 million revolving credit facility. The margin for the Term Loan B, originally set at 3.25%, stepped down to 3.00% effective May 5, 2023, after a certain leverage test was met as of March 31, 2023. Formula 1 repriced the Term Loan B on October 4, 2023, reducing the margin to 2.25%. On September 19, 2024, the margin for the Term Loan B was reduced to 2.0%, with the potential to permanently step down to 1.75% if a certain leverage test is met on or after the earlier of the acquisition of Dorna or the termination of the Dorna acquisition. The margin for the Term Loan A and revolving credit facility is between 1.50% and 2.25% depending on leverage ratios, amongst other things, and was fixed at 1.75% for the first year and reduced to 1.5% effective November 24, 2023. The reference rate for the Term Loan A, Term Loan B and dollar borrowings under the revolving credit facility is Term SOFR. The weighted average interest rate on the Senior Loan Facilities was approximately 6.19% and 7.38% as of December 31, 2024 and 2023, respectively. The Senior Loan Facilities remain non-recourse to Liberty. The Senior Loan Facilities are secured by share pledges and floating charges over Formula 1's primary operating companies with certain cross guarantees. Additionally, in order to manage the interest rate risk of its $2.4 billion Senior Loan Facilities, Formula 1 had $2.2 billion of interest rate swaps as of December 31, 2024, with a termination date in September 2031 and an early termination date in September 2029, at the option of the counterparty.

In connection with the September 19, 2024 refinancing, Formula 1 also marketed an incremental $850 million of Term Loan B funding, which is in addition to an incremental $150 million of commitments to the newly extended Term Loan A obtained in April 2024 (collectively, the "Incremental Term Loans"). The Incremental Term loans will be used to fund a portion of the Dorna acquisition, as described in note 1. The funding of the Incremental Term Loans are conditioned upon the scheduled consummation of the Dorna acquisition.

Debt Covenants

The Formula 1 Senior Loan Facilities contain certain financial covenants, including a leverage ratio. Additionally, Formula 1 debt and other borrowings contain certain non-financial covenants.

Fair Value of Debt

Due to the variable rate nature of the Live Nation Margin Loan and other debt, the Company believes that the carrying amount approximates fair value at December 31, 2024.

Five Year Maturities

The annual principal maturities of outstanding debt obligations for each of the next five years is as follows (amounts in millions):

2025	$	32
2026	$	40
2027	$	540
2028	$	62
2029	$	518

(10) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Current:			
Federal	$ 42	32	78
State and local	6	1	(2)
Foreign	(58)	(41)	(24)
	(10)	(8)	52
Deferred:			
Federal	(1)	(12)	(171)
State and local	1	(1)	(9)
Foreign	(29)	22	330
	(29)	9	150
Income tax benefit (expense)	$ (39)	1	202

The following table presents a summary of our domestic and foreign earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Domestic	$ (468)	(299)	479
Foreign	444	274	228
Total	$ (24)	(25)	707

Expected income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022 as a result of the following:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Computed expected tax benefit (expense)	$ 5	5	(148)
State and local income taxes, net of federal income taxes	6	1	(9)
Foreign income taxes, net of foreign tax credit	15	3	22
Change in valuation allowance affecting tax expense	(2)	(5)	338
Stock-based compensation	16	6	11
Non-deductible executive compensation	(11)	(3)	(6)
Non-taxable gain / (non-deductible loss)	(49)	(3)	3
Foreign currency adjustments	—	25	—
Non-deductible interest	(7)	(6)	(4)
Capitalized transaction costs	(7)	(3)	(2)
Intergroup interest	—	(14)	4
Other, net	(5)	(5)	(7)
Income tax benefit (expense)	$ (39)	1	202

For the year ended December 31, 2024, the Company recognized income tax expense instead of a tax benefit at the expected federal rate of 21% primarily due to certain losses that are not deductible for tax purposes and non-deductible executive compensation, partially offset by tax benefits related to stock-based compensation and earnings in foreign jurisdictions taxed at rates lower than the 21% U.S. federal rate.

For the year ended December 31, 2023, the Company recognized a tax benefit less than the expected federal rate of 21% primarily due to intergroup interest losses that are not deductible for tax purposes and certain other non-deductible expenses, partially offset by a tax benefit related to foreign currency adjustments on certain U.K. deferred tax assets.

For the year ended December 31, 2022, the Company recognized a tax benefit instead of a tax expense at the expected federal rate of 21% primarily due to a decrease in our valuation allowance and earnings in foreign jurisdictions taxed at rates lower than the 21% U.S. federal rate.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2024	2023
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 628	687
Other accrued liabilities	14	15
Investments	103	123
Intangible assets	12	2
Accrued stock compensation	7	10
Discount on debt	86	22
Deferred tax assets	850	859
Valuation allowance	(10)	(8)
Net deferred tax assets	840	851
Deferred tax liabilities:		
Fixed assets	80	79
Deferred tax liabilities	80	79
Net deferred tax assets (liabilities)	$ 760	772

During the year ended December 31, 2024, there was a $2 million increase in the Company's valuation allowance.

At December 31, 2024, the Company had a deferred tax asset of $628 million for federal, state and foreign net operating losses ("NOLs") and interest expense carryforwards. Of this amount, the Company has $11 million of federal NOLs, $2 million of state NOLs, $30 million of federal interest expense carryforwards, $274 million of foreign NOLs and $311 million of foreign interest expense carryforwards that may be carried forward indefinitely. These losses and interest carryforwards are expected to be utilized prior to expiration, except for $10 million, which, based on current projections, will not be utilized in the future and are subject to a valuation allowance.

As of December 31, 2024, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

As of December 31, 2024, the Company's tax years prior to 2021 are closed for federal income tax purposes. The Company's 2021 tax year is not under audit, but remains open until the statute of limitations lapses on October 15, 2025. The IRS has completed its examination of the Company's 2022 tax year. However, 2022 remains open until the statute of limitations lapses on October 15, 2026. The Company's 2023 and 2024 tax years are currently under examination as part of the IRS Compliance Assurance Process program. Various states are currently examining the Company's prior years' state income tax returns. We do not expect the ultimate disposition of these audits to have a material adverse effect on our financial position or results of operations.

(11) Stockholders' Equity

Preferred Stock

Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. As of December 31, 2024, no shares of preferred stock were issued.

Common Stock

Series A Liberty Formula One and Liberty Live common stock have one vote per share, Series B Liberty Formula One and Liberty Live common stock have ten votes per share and Series C Liberty Formula One and Liberty Live common stock have no votes per share except as otherwise required by Delaware law. Each share of Series B common stock is exchangeable at the option of the holder for one share of Series A common stock of the same group. All series of our common stock participate on an equal basis with respect to dividends and distributions.

Issuance of Common Stock

On August 22, 2024, the Company issued approximately 12.2 million shares of Series C Liberty Formula One common stock at an offering price of $77.50 per share, resulting in gross proceeds of approximately $949 million. The Company expects to use the net proceeds of the offering to partially fund the acquisition of Dorna and for general corporate purposes.

Purchases of Common Stock

During the year ended December 31, 2022, the Company repurchased 3.5 million shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $161 million, 4.5 million shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $197 million and 0.7 million shares of Series A Liberty Formula One common stock for aggregate cash consideration of $37 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. There were no repurchases of Series A Liberty Braves common stock and no repurchases of Series C Liberty Braves common stock or Liberty Formula One common stock during the year ended December 31, 2022.

There were no repurchases of the Company's common stock during the years ended December 31, 2024 and 2023.

Liberty Media Acquisition Corporation

In November 2020, the Company, through its wholly owned subsidiary, Liberty Media Acquisition Sponsor, LLC (the "Sponsor"), formed Liberty Media Acquisition Corporation ("LMAC") and ultimately purchased approximately 14.4 million shares of LMAC Series F common stock ("Founder Shares"). On January 26, 2021, LMAC consummated its initial public offering ("IPO") of 57.5 million units (the "Units"), including 7.5 million Units sold pursuant to the full exercise of the underwriters' overallotment option. Each Unit consisted of one share of Series A common stock of LMAC and one-fifth of one redeemable warrant of LMAC. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to LMAC of $575 million, which were placed in a U.S.-based trust account. Substantially concurrent with the IPO, LMAC completed the private placement of 10 million warrants to the Sponsor, generating gross proceeds of $15 million ("Private Placement Warrants").

The Company, through the Sponsor's ownership of the Founder Shares, owned 20% of LMAC's issued and outstanding common stock. The Founder Shares had certain governance rights which allow the Company to control LMAC's affairs, policies and operations through the initial business combination and therefore the Company consolidated LMAC post-IPO.

LMAC's Series A common stock, issued as part of the Units in the IPO, had certain provisions which allowed the holder to put back the stock to LMAC upon an initial business combination at their election. This conditional redemption feature required the Company to account for those shares that were subject to potential redemption as redeemable noncontrolling interests which required temporary equity classification (outside of permanent equity).

LMAC employed a broad set of search criteria for potential target business combinations, however, LMAC's management observed what it believes were high valuations in 2021, a declining IPO market in 2022, and significant public and private market volatility, which prevented LMAC from securing an opportunity that it believed would offer a compelling return on investment for its stockholders. In light of these circumstances, LMAC determined that it was not feasible to complete an initial business combination in advance of the contractual termination date of January 26, 2023. As a result, on November 14, 2022, stockholders of LMAC approved an amendment to LMAC's certificate of incorporation which allowed LMAC to unwind and redeem all of its outstanding public shares prior to December 30, 2022. The redemption was completed during December 2022 and LMAC was subsequently dissolved.

The Company's interest in LMAC was attributed to the Formula One Group. Transactions and ownership interests with the Sponsor eliminated upon consolidation.

(12) Related Party Transactions with Officers and Directors

Chief Executive Officer Compensation Arrangements

In December 2019, the Compensation Committee (the "Committee") of Liberty approved a compensation arrangement (the "former CEO Arrangement") for our former CEO. Also in December 2019, each of the Service Companies executed an amendment to each Service Company's services agreement with Liberty, pursuant to which components of the former CEO's compensation described below were either paid directly to the former CEO by each Service Company or reimbursed to Liberty, in each case based on allocations among Liberty and each of the Service Companies set forth in the service agreement amendments. This allocation percentage was determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty-wide and former CEO basis, weighted 50%, in each case, absent agreement to the contrary by Liberty and the Service Companies in consultation with the former CEO. The allocation percentage was adjusted annually and following certain events. As of December 31, 2024, 2023 and 2022, the allocation percentage for Liberty was 54%, 54% and 49%, respectively.

The former CEO Arrangement provided for a five year employment term which began on January 1, 2020 and ended December 31, 2024, with the following compensation components: (1) annual base salary of $3 million (with no contracted increase), (2) one-time cash commitment bonus of $5 million (paid in December 2019), (3) annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), (4) upfront equity awards with an aggregate grant date fair value ("GDFV") of $90 million (granted in two equal tranches in December 2019 and December 2020) and (5) annual equity awards with an annual aggregate GDFV of $17.5 million, consisting of time-vested options and/or performance-based restricted stock units ("PRSUs").

On January 6, 2025, the Liberty board of directors approved an offer of employment for Derek Chang, Liberty's new President and Chief Executive Officer (the "new CEO"). The new CEO began employment on February 1, 2025, and receives the following compensation: (1) annual base salary of $2.5 million, (2) one-time signing bonus of $150,000, (3) upfront signing award of Series C RSUs of Liberty Formula One common stock with a GDFV of $5 million, (4) upfront signing award of Series C RSUs of Liberty Formula One common stock with a GDFV of $15 million and (5) annual option to purchase shares of Series C Formula One common stock with a GDFV of $3 million.

Exchange Agreement with Chairman

On July 28, 2021, the Company entered into an exchange agreement, among the Company, John C. Malone (the Chairman of the Board of the Company), and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of Series B Liberty Live common stock or Series B Liberty Formula One common stock for shares of Series C Liberty Live common stock or Series C Liberty Formula One common stock, respectively, in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes of any of the Company's tracking stock groups (each, a "Group") or an increase of Mr. Malone's beneficially-owned voting power in either Group (other than a Voting Power Exchange (as defined below)) (an "Accretive Event"), in each case, such that Mr. Malone's voting power with respect to such Group would exceed the Target Voting Power plus 0.5%, (ii) from and after the occurrence of any Accretive Event, any event that would result in an increase in the outstanding votes of either Group or a decrease of Mr. Malone's beneficially-owned voting power in either Group (a "Dilutive Event"), in each case, such that Mr. Malone's voting power with respect to such Group falls below the Target Voting Power less 0.5%, or (iii) on a quarterly basis or in connection with any annual or special meeting of stockholders, upon request by Mr. Malone or the JM Trust, if Mr. Malone's aggregate voting power in the Company is less than the Target Voting Power and would continue to be less than the Target Voting Power upon completion of such exchange (a "Voting Power Exchange"). Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Series B common stock of one or more Groups are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event with respect to a Group, Mr. Malone or the JM Trust will be required to exchange with the Company shares of Series B common stock of such Group ("Exchanged Group Series B Shares") for an equal number of shares of Series C common stock of the same Group so as to maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement. In connection with a Dilutive Event with respect to a Group, Mr. Malone and the JM Trust may exchange with the Company shares of Series C common stock of a Group for an equal number of shares of Series B common stock of the same Group equal to the lesser of (i) the number of shares of Series B common stock of the same Group which would maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Group Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement. In a Voting Power Exchange, the Company will be required to exchange with Mr. Malone and the JM Trust shares of Series B common stock of either Group on a one-for-one basis for shares of Series C common stock of the same Group, with the maximum number of shares of Series B common stock to be delivered to Mr. Malone or the JM Trust equal to the number of Exchanged Group Series B Shares at such time that may be delivered without resulting in Mr. Malone's aggregate voting power in the Company exceeding the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

As of December 31, 2024, there have been no exchanges of the Company's shares pursuant to the Exchange Agreement.

Chairman's Employment Agreement

On December 12, 2008, the Committee determined to modify its employment arrangements with Mr. Malone, to permit Mr. Malone to begin receiving payments in 2009 while he remains employed by the Company (instead of following his termination) in satisfaction of Liberty's obligations to him under two deferred compensation plans and a salary continuation plan. Under one of the deferred compensation plans (the "8% Plan"), compensation has been deferred by Mr. Malone since January 1, 1993 and accrues interest at the rate of 8% per annum compounded annually from the applicable date of deferral. Under the second plan (the "13% Plan"), compensation was deferred by Mr. Malone from 1982 until December 31, 1992 and accrues interest at the rate of 13% per annum compounded annually from the applicable date of deferral. The amounts owed to Mr. Malone under the 8% Plan and 13% Plan aggregated approximately $2.4 million and $20 million, respectively, at December 31, 2008. The amount owed to Mr. Malone under his salary continuation plan aggregated approximately $39 million at December 31, 2008. Mr. Malone will receive 240 equal monthly installments as follows, which began on February 1, 2009: (1) approximately $20,000 under the 8% Plan; (2) approximately $237,000 under the 13% Plan; and (3) approximately $164,000 under the salary continuation plan. Interest ceased to accrue under his salary continuation plan once the payment began.

(13) Stock-Based Compensation

Liberty—Incentive Plans

Liberty grants Awards to certain of its directors, employees and employees of its subsidiaries. The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the GDFV of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan (the "2022 Plan"), the Company may grant Awards in respect of approximately 16.8 million shares of Series A, Series B and Series C Liberty Media Corporation common stock plus the shares remaining available for Awards under the prior Liberty Media Corporation 2017 Omnibus Incentive Plan (the "2017 Plan"), as of close of business on May 24, 2022, the effective date of the 2022 Plan. Any forfeited shares from the 2017 Plan shall also be available again under the 2022 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards.

Liberty—Grants of Awards

Options granted in 2024, 2023 and 2022 are summarized as follows:

	Years ended December 31,					
	2024		**2023**		**2022**	
	Options granted (000's)	**Weighted average GDFV**	**Options granted (000's)**	**Weighted average GDFV**	**Options granted (000's)**	**Weighted average GDFV**
Series C Liberty Formula One common stock, Liberty employees and directors (1)	20	$ 35.63	246	$ 25.78	34	$ 23.94
Series C Liberty Formula One common stock, former CEO (2)	—	$ —	—	$ —	181	$ 21.31
Series C Liberty Formula One common stock, subsidiary employees (3)	83	$ 29.77	71	$ 30.70	86	$ 21.31
Series C Liberty Live common stock, Liberty employees and directors (1)	6	$ 25.59	74	$ 13.71	NA	NA
Series C Liberty Live common stock, former CEO (4)	70	$ 16.07	—	$ —	NA	NA
Series C Liberty Braves common stock, Liberty employees and directors (1)	NA	NA	3	$ 14.24	10	$ 12.40
Series C Liberty Braves common stock, former CEO (2)	NA	NA	—	$ —	95	$ 9.16

(1) Mainly vests between one and three years for employees and in one year for directors.

(2) Grants made in March 2022 cliff vested in December 2022. See discussion in note 12 regarding the compensation agreement with the Company's former CEO.

(3) Grants made in 2024, 2023 and 2022 mainly vested in equal quarterly installments over one year.

(4) Grant made in March 2024 cliff vested in December 2024. See discussion in note 12 regarding the compensation agreement with the Company's former CEO.

In addition to the stock option grants to the former CEO, and in connection with his employment agreement, the Company granted PRSUs. During the years ended December 31, 2024 and 2023, the Company granted 88 thousand and 81 thousand PRSUs of Series C common stock of Liberty Formula One, respectively, and 31 thousand PRSUs of Series C common stock of Liberty Braves during the year ended December 31, 2023 to the former CEO. Such PRSUs had a GDFV of $72.05 per share and $75.12 per share, respectively, and $34.44 per share, and cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.

The Company did not grant any options to purchase shares of Series A or Series B Liberty Formula One or Liberty Live common stock during the year ended December 31, 2024.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2024, 2023 and 2022, the range of expected terms was 5.2 to 5.6 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options, as applicable. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

The following table presents the ranges of volatilities used by the Company in the Black-Scholes Model for its stock option grants.

	Volatility
2024 grants	34.6 %-37.3 %
2023 grants	33.3 %-37.3 %
2022 grants	33.3 %-37.4 %

Liberty—Outstanding Awards

The following tables present the number and weighted average exercise price ("WAEP") of options to purchase Liberty common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

Liberty Formula One

	Series C				
	Liberty Options (000's)		WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2024	6,599	$	37.62		
Granted	103	$	75.83		
Exercised	(2,564)	$	36.07		
Forfeited/Cancelled	—	$	—		
Outstanding at December 31, 2024	4,138	$	39.53	2.5 years	$ 220
Exercisable at December 31, 2024	3,939	$	38.18	2.3 years	$ 215

Liberty Live

	Series C				
	Liberty Options (000's)		WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2024	1,652	$	42.36		
Granted	76	$	41.87		
Exercised	(488)	$	41.45		
Forfeited/Cancelled	(10)	$	42.29		
Outstanding at December 31, 2024	1,230	$	42.68	3.1 years	$ 31
Exercisable at December 31, 2024	1,169	$	42.98	2.9 years	$ 29

As of December 31, 2024, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Liberty Formula One common stock or Liberty Live common stock.

As of December 31, 2024, the total unrecognized compensation cost related to unvested Awards was approximately $15 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.4 years.

As of December 31, 2024, 4.1 million and 1.2 million shares of Series C Liberty Formula One and Liberty Live common stock, respectively, were reserved for issuance under exercise privileges of outstanding stock options.

Liberty—Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2024, 2023 and 2022 was $113 million, $41 million and $73 million, respectively.

Liberty—Restricted Stock and Restricted Stock Units

The Company had approximately 250 thousand and 60 thousand unvested RSAs and RSUs of Liberty Formula One and Liberty Live common stock, respectively, held by certain directors, officers and employees of the Company as of December 31, 2024. These Series C unvested RSAs and RSUs of Liberty Formula One and Liberty Live common stock had a weighted average GDFV of $71.45 per share and $41.88 per share, respectively.

The aggregate fair value of all RSAs and RSUs of Liberty common stock that vested during the years ended December 31, 2024, 2023 and 2022 was $20 million, $7 million and $14 million, respectively.

(14) Employee Benefit Plans

Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $11 million, $10 million and $13 million for each of the years ended December 31, 2024, 2023 and 2022, respectively.

(15) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on debt and equity securities and Liberty's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Foreign currency translation adjustment	Other	AOCI
	amounts in millions		
Balance at January 1, 2022	$ (11)	6	(5)
Other comprehensive earnings (loss) attributable to Liberty stockholders	(65)	31	(34)
Balance at December 31, 2022	(76)	37	(39)
Other comprehensive earnings (loss) attributable to Liberty stockholders	19	32	51
Balance at December 31, 2023	(57)	69	12
Other comprehensive earnings (loss) attributable to Liberty stockholders	(16)	(180)	(196)
Split-Off of Liberty Sirius XM Holdings	31	—	31
Balance at December 31, 2024	$ (42)	(111)	(153)

The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2024:			
Credit risk on fair value debt instruments gains (losses)	$ (84)	18	(66)
Foreign currency translation adjustments	(118)	25	(93)
Recognition of previously unrealized (gains) losses on debt	1	—	1
Other comprehensive earnings (loss) from continuing operations	$ (201)	43	(158)
Year ended December 31, 2023:			
Credit risk on fair value debt instruments gains (losses)	$ 24	(5)	19
Foreign currency translation adjustments	47	(10)	37
Recognition of previously unrealized (gains) losses on debt	27	(6)	21
Other comprehensive earnings (loss) from continuing operations	$ 98	(21)	77
Year ended December 31, 2022:			
Unrealized holding gains (losses) arising during period.	$ 23	(5)	18
Credit risk on fair value debt instruments gains (losses)	(8)	2	(6)
Foreign currency translation adjustments	(34)	7	(27)
Recognition of previously unrealized (gains) losses on debt	(24)	5	(19)
Other comprehensive earnings (loss) from continuing operations	$ (43)	9	(34)

(16) Commitments and Contingencies

Guarantees

In connection with agreements for the sale of assets by the Company or its subsidiaries, the Company may retain liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters.

The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification obligations may extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

(17) Information About Liberty's Operating Segments

The Company, through its ownership interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries. The Company identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA (as defined below) or total assets and (B) those equity method affiliates whose share of earnings (losses) represent 10% or more of the Company's annual pre-tax earnings (loss).

Liberty's chief operating decision maker, the chief executive officer, evaluates performance and makes decisions about allocating resources to the Company's reportable segments based on financial measures such as revenue, operating expenses (including team payments and other cost of revenue), selling, general and administrative expenses, and Adjusted OIBDA (as defined below).

For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

Formula 1, a reportable segment, is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits with a varying number of events taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration.

As of December 31, 2024, Live Nation met the Company's reportable segment threshold for equity method affiliates. See note 7 for segment disclosures related to Live Nation.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies. The significant accounting policies of the segments are the same as those described in the Company's summary of significant policies.

Performance Measures

	Year ended December 31, 2024			
	Formula One	Corporate and Other	Eliminations	Total
	amounts in millions			
Revenue	$ 3,411	373	(131)	3,653
Operating expenses				
Team payments	(1,266)	—	—	(1,266)
Other cost of revenue	(1,066)	(194)	38	(1,222)
Other operating expenses	—	(105)	92	(13)
Total operating expenses	(2,332)	(299)	130	(2,501)
Selling, general and administrative, excluding stock-based compensation	(288)	(98)	1	(385)
Adjusted OIBDA	$ 791	(24)	—	767

	Year ended December 31, 2023			
	Formula One	Corporate and Other	Eliminations	Total
	amounts in millions			
Revenue	$ 3,222	366	(16)	3,572
Operating expenses				
Team payments	(1,215)	—	—	(1,215)
Other cost of revenue	(1,041)	—	16	(1,025)
Other operating expenses	—	(274)	—	(274)
Total operating expenses	(2,256)	(274)	16	(2,514)
Selling, general and administrative, excluding stock-based compensation	(241)	(126)	—	(367)
Adjusted OIBDA	$ 725	(34)	—	691

	Year ended December 31, 2022		
	Formula One	Corporate and Other	Total
	amounts in millions		
Revenue	$ 2,573	588	3,161
Operating expenses			
Team payments	(1,157)	—	(1,157)
Other cost of revenue	(593)	—	(593)
Other operating expenses	—	(434)	(434)
Total operating expenses	(1,750)	(434)	(2,184)
Selling, general and administrative, excluding stock-based compensation	(230)	(135)	(365)
Adjusted OIBDA	$ 593	19	612

Other Information

	December 31, 2024		December 31, 2023	
	Total assets	Investments in affiliates	Total assets	Investments in affiliates
	amounts in millions			
Formula One Group				
Formula 1	$ 9,159	4	9,057	2
Corporate and other	2,727	29	1,236	39
Intergroup elimination	(127)	—	(26)	—
Total Formula One Group	11,759	33	10,267	41
Liberty Live Group				
Corporate and other	1,223	458	1,162	333
Total Liberty Live Group	1,223	458	1,162	333
Elimination	(34)	—	(3)	—
Assets of discontinued operations	—	—	29,901	—
Consolidated Liberty	$ 12,948	491	41,327	374

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Adjusted OIBDA	$ 767	691	612
Stock-based compensation	(34)	(29)	(28)
Depreciation and amortization	(352)	(406)	(433)
Impairment and acquisition costs	(105)	(1)	(6)
Operating income (loss)	276	255	145
Interest expense	(237)	(248)	(186)
Share of earnings (losses) of affiliates, net	228	157	104
Realized and unrealized gains (losses) on financial instruments, net	(383)	(167)	524
Unrealized gains (losses) on intergroup interests	—	(68)	19
Other, net	92	46	101
Earnings (loss) from continuing operations before income taxes	$ (24)	(25)	707

Revenue by Geographic Area

Revenue by geographic area based on the country of domicile is as follows:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
United States	$ 335	350	588
United Kingdom	3,318	3,222	2,573
	$ 3,653	3,572	3,161

Long-lived Assets by Geographic Area

	December 31,	
	2024	**2023**
	amounts in millions	
United States	$ 730	757
United Kingdom	80	81
	$ 810	838

(18) Quarterly Financial Information (unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	amounts in millions, except per share amounts			
2024				
Revenue	$ 587	988	911	1,167
Operating income (loss)	$ 93	57	107	19
Net earnings (loss) from continuing operations	$ 4	158	132	(357)
Net earnings (loss)	$ 245	507	(2,870)	(357)
Net earnings (loss) from continuing operations attributable to Liberty stockholders:				
Liberty Formula One common stock	$ 77	24	117	(248)
Liberty Live common stock	$ (73)	134	15	(107)
Net earnings (loss) from discontinued operations attributable to Liberty stockholders:				
Liberty SiriusXM common stock	$ 199	299	(2,500)	—
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock	$ 0.33	0.10	0.48	(1.00)
Liberty Live common stock	$ (0.79)	1.46	0.16	(1.16)
Basic net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty SiriusXM common stock	$ 0.61	0.91	(7.65)	NA
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock	$ 0.32	0.10	0.48	(0.99)
Liberty Live common stock	$ (0.79)	1.46	0.16	(1.16)
Diluted net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty SiriusXM common stock	$ 0.52	0.60	(7.65)	NA

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	amounts in millions, except per share amounts			
2023:				
Revenue	$ 412	994	936	1,230
Operating income (loss)	$ (33)	71	101	116
Net earnings (loss) from continuing operations	$ (174)	63	152	(65)
Net earnings (loss)	$ 52	303	443	164
Net earnings (loss) from continuing operations attributable to Liberty stockholders:				
Liberty Formula One common stock	$ (109)	116	118	60
Liberty Live common stock	$ NA	NA	(19)	(123)
Liberty SiriusXM common stock	$ (6)	(23)	74	—
Liberty Braves common stock	$ (59)	(29)	(21)	(2)
Net earnings (loss) from discontinued operations attributable to Liberty stockholders:				
Liberty SiriusXM common stock	$ 189	189	233	173
Basic net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock	$ (0.47)	0.50	0.50	0.26
Liberty Live common stock	$ NA	NA	(0.21)	(1.34)
Liberty SiriusXM common stock	$ (0.02)	(0.07)	0.23	—
Liberty Braves common stock	$ (1.11)	(0.55)	(0.40)	NA
Basic net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty SiriusXM common stock	$ 0.58	0.58	0.71	0.53
Diluted net earnings (loss) from continuing operations attributable to Liberty stockholders per common share:				
Liberty Formula One common stock	$ (0.58)	0.41	0.39	0.25
Liberty Live common stock	NA	NA	(0.21)	(1.34)
Liberty SiriusXM common stock	$ (0.02)	(0.07)	0.21	—
Liberty Braves common stock	$ (1.22)	(0.55)	(0.40)	NA
Diluted net earnings (loss) from discontinued operations attributable to Liberty stockholders per common share:				
Liberty SiriusXM common stock	$ 0.40	0.56	0.68	0.53

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present Liberty Media Corporation's ("Liberty" or the "Company") assets and liabilities as of December 31, 2024 and 2023 and revenue, expenses and cash flows for the years ended December 31, 2024, 2023 and 2022. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Liberty Formula One Group ("Formula One Group"), the Liberty Live Group, the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off, as defined in note 1) and the Liberty Braves Group ("Braves Group") (prior to the Atlanta Braves Holdings Split-Off, as defined in note 1), respectively. The Reclassification, as described in note 1, is reflected in the attributed financial statements on a prospective basis from August 3, 2023. The financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024 included in this Annual Report.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Formula One Group, the Liberty Live Group, the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off, as defined in note 1) and the Braves Group (prior to the Atlanta Braves Holdings Split-Off, as defined in note 1), our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Formula One common stock and Liberty Live common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Formula One common stock and Liberty Live common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Formula One Group

Summary Balance Sheet Data:

	December 31, 2024	December 31, 2023
	amounts in millions	
Cash and cash equivalents	$ 2,631	1,408
Investments in affiliates, accounted for using the equity method	$ 33	41
Goodwill	$ 4,134	3,956
Intangible assets subject to amortization, net	$ 2,689	2,858
Total assets	$ 11,759	10,267
Long-term debt, including current portion	$ 2,992	2,906
Attributed net assets	$ 7,388	6,419

Summary Statement of Operations Data:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Revenue	$ 3,653	3,222	2,573
Cost of Formula 1 revenue	$ (2,294)	(2,240)	(1,750)
Selling, general and administrative expense (1)	$ (408)	(316)	(288)
Operating income (loss)	$ 287	297	173
Interest expense	$ (208)	(214)	(149)
Share of earnings (losses) of affiliates, net	$ (10)	(4)	—
Unrealized gains (losses) on intergroup interest	$ —	15	54
Realized and unrealized gains (losses) on financial instruments, net	$ (120)	42	115
Income tax (expense) benefit	$ (47)	(27)	311
Earnings (loss) attributable to Liberty stockholders	$ (30)	185	558

(1) Includes stock-based compensation of $30 million, $20 million, and $16 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Liberty Live Group

Summary Balance Sheet Data

		December 31, 2024	December 31, 2023
		amounts in millions	
Cash and cash equivalents	$	325	305
Investments in affiliates, accounted for using the equity method . .	$	458	333
Total assets.	$	1,223	1,162
Long-term debt, including current portion	$	1,556	1,317
Attributed net assets	$	(359)	(188)

Summary Statement of Operations Data

		Years ended December 31,		
		2024	2023	2022
		amounts in millions		
Selling, general and administrative expense (1)	$	(11)	(11)	NA
Operating income (loss)	$	(11)	(11)	NA
Share of earnings (losses) of affiliates, net	$	238	22	NA
Income tax (expense) benefit	$	8	38	NA
Earnings (loss) attributable to Liberty stockholders	$	(31)	(142)	NA

---

(1) Includes stock-based compensation of $4 million and $2 million for the years ended December 31, 2024 and 2023, respectively.

BALANCE SHEET INFORMATION
December 31, 2024
(unaudited)

	Attributed (note 1)			
	Formula One Group	Liberty Live Group	Inter-Group Eliminations	Consolidated Liberty
	amounts in millions			
Assets				
Current assets:				
Cash and cash equivalents	$ 2,631	325	—	2,956
Trade and other receivables, net	114	—	—	114
Other current assets	277	—	—	277
Total current assets	3,022	325	—	3,347
Investments in affiliates, accounted for using the equity method (note 1)	33	458	—	491
Property and equipment, at cost	1,007	—	—	1,007
Accumulated depreciation	(197)	—	—	(197)
	810	—	—	810
Goodwill	4,134	—	—	4,134
Intangible assets subject to amortization, net	2,689	—	—	2,689
Deferred income tax assets (note 3)	577	217	(34)	760
Other assets	494	223	—	717
Total assets	$ 11,759	1,223	(34)	12,948
Liabilities and Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 645	3	—	648
Current portion of debt (note 1)	26	—	—	26
Deferred revenue	267	—	—	267
Financial instrument liabilities	138	—	—	138
Other current liabilities	54	—	—	54
Total current liabilities	1,130	3	—	1,133
Long-term debt (note 1)	2,966	1,556	—	4,522
Other liabilities	275	1	(34)	242
Total liabilities	4,371	1,560	(34)	5,897
Equity / Attributed net assets	7,388	(359)	—	7,029
Noncontrolling interests in equity of subsidiaries	—	22	—	22
Total liabilities and equity	$ 11,759	1,223	(34)	12,948

BALANCE SHEET INFORMATION
December 31, 2023
(unaudited)

		Attributed (note 1)			
	Formula One Group	Liberty Live Group	Liberty SiriusXM Group	Inter-Group Eliminations	Consolidated Liberty
			amounts in millions		
Assets					
Current assets:					
Cash and cash equivalents.	$ 1,408	305	—	—	1,713
Trade and other receivables, net	123	—	—	—	123
Other current assets.	180	—	—	—	180
Current assets of discontinued operations	—	—	1,361	—	1,361
Total current assets.	1,711	305	1,361	—	3,377
Investments in affiliates, accounted for using the equity method (note 1)	41	333	—	—	374
Property and equipment, at cost	973	—	—	—	973
Accumulated depreciation	(135)	—	—	—	(135)
	838	—	—	—	838
Goodwill	3,956	—	—	—	3,956
Intangible assets subject to amortization, net	2,858	—	—	—	2,858
Deferred income tax assets (note 3)	608	167	—	(3)	772
Other assets	255	357	—	—	612
Noncurrent assets of discontinued operations.	—	—	28,540	—	28,540
Total assets.	$ 10,267	1,162	29,901	(3)	41,327
Liabilities and Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ 472	2	—	—	474
Current portion of debt (note 1).	36	70	—	—	106
Deferred revenue.	247	—	—	—	247
Financial instrument liabilities	—	8	—	—	8
Other current liabilities	32	—	—	—	32
Current liabilities of discontinued operations.	—	—	3,876	—	3,876
Total current liabilities	787	80	3,876	—	4,743
Long-term debt (note 1).	2,870	1,247	—	—	4,117
Other liabilities	191	—	—	(3)	188
Noncurrent liabilities of discontinued operations . . .	—	—	12,834	—	12,834
Total liabilities.	3,848	1,327	16,710	(3)	21,882
Equity / Attributed net assets	6,419	(188)	10,165	—	16,396
Noncontrolling interests in equity of subsidiaries . . .	—	23	3,026	—	3,049
Total liabilities and equity	$ 10,267	1,162	29,901	(3)	41,327

STATEMENT OF OPERATIONS INFORMATION
December 31, 2024
(unaudited)

	Formula One Group	Liberty Live Group	Liberty SiriusXM Group	Consolidated Liberty
		Attributed (note 1)		
		amounts in millions		
Revenue:				
Formula 1 revenue	$ 3,318	—	—	3,318
Other revenue	335	—	—	335
Total revenue	3,653	—	—	3,653
Operating costs and expenses:				
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	2,294	—	—	2,294
Other cost of sales	194	—	—	194
Other operating expenses	13	—	—	13
Selling, general and administrative, including stock-based compensation (note 2)	408	11	—	419
Depreciation and amortization	352	—	—	352
Impairment and acquisition costs	105	—	—	105
	3,366	11	—	3,377
Operating income (loss)	287	(11)	—	276
Other income (expense):				
Interest expense	(208)	(29)	—	(237)
Share of earnings (losses) of affiliates, net	(10)	238	—	228
Realized and unrealized gains (losses) on financial instruments, net	(120)	(263)	—	(383)
Other, net	68	24	—	92
	(270)	(30)	—	(300)
Earnings (loss) from continuing operations before income taxes	17	(41)	—	(24)
Income tax (expense) benefit (note 3)	(47)	8	—	(39)
Net earnings (loss) from continuing operations	(30)	(33)	—	(63)
Net earnings (loss) from discontinued operations	—	—	(2,412)	(2,412)
Net earnings (loss)	(30)	(33)	(2,412)	(2,475)
Less net earnings (loss) attributable to the noncontrolling interests	—	(2)	(410)	(412)
Net earnings (loss) attributable to Liberty stockholders	$ (30)	(31)	(2,002)	(2,063)

STATEMENT OF OPERATIONS INFORMATION
December 31, 2023
(unaudited)

	Formula One Group	Liberty Live Group	Liberty SiriusXM Group	Braves Group	Consolidated Liberty
			Attributed (note 1)		
			amounts in millions		
Revenue:					
Formula 1 revenue	$ 3,222	—	—	—	3,222
Other revenue	—	—	—	350	350
Total revenue	3,222	—	—	350	3,572
Operating costs and expenses:					
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	2,240	—	—	—	2,240
Other operating expenses	—	—	—	274	274
Selling, general and administrative, including stock-based compensation (note 2)	316	11	—	69	396
Depreciation and amortization	369	—	—	37	406
Impairment and acquisition costs	—	—	—	1	1
	2,925	11	—	381	3,317
Operating income (loss)	297	(11)	—	(31)	255
Other income (expense):					
Interest expense	(214)	(10)	(4)	(20)	(248)
Share of earnings (losses) of affiliates, net	(4)	22	127	12	157
Realized and unrealized gains (losses) on financial instruments, net	42	(153)	(59)	3	(167)
Unrealized gains (losses) on intergroup interests	15	—	—	(83)	(68)
Other, net	75	(28)	(6)	5	46
	(86)	(169)	58	(83)	(280)
Earnings (loss) from continuing operations before income taxes	211	(180)	58	(114)	(25)
Income tax (expense) benefit (note 3)	(27)	38	(13)	3	1
Net earnings (loss) from continuing operations	184	(142)	45	(111)	(24)
Net earnings (loss) from discontinued operations	—	—	986	—	986
Net earnings (loss)	184	(142)	1,031	(111)	962
Less net earnings (loss) attributable to the noncontrolling interests	(1)	—	202	—	201
Net earnings (loss) attributable to Liberty stockholders	$ 185	(142)	829	(111)	761

STATEMENT OF OPERATIONS INFORMATION
December 31, 2022
(unaudited)

	Formula One Group	Liberty SiriusXM Group	Braves Group	Consolidated Liberty
	Attributed (note 1)			
		amounts in millions		
Revenue:				
Formula 1 revenue	$ 2,573	—	—	2,573
Other revenue	—	—	588	588
Total revenue	2,573	—	588	3,161
Operating costs and expenses:				
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	1,750	—	—	1,750
Other operating expenses	—	—	434	434
Selling, general and administrative, including stock-based compensation (note 2)	288	—	105	393
Depreciation and amortization	362	—	71	433
Impairment and acquisition costs	—	—	6	6
	2,400	—	616	3,016
Operating income (loss)	173	—	(28)	145
Other income (expense):				
Interest expense	(149)	(8)	(29)	(186)
Share of earnings (losses) of affiliates, net	—	72	32	104
Realized and unrealized gains (losses) on financial instruments, net	115	396	13	524
Unrealized gains (losses) on inter-group interests	54	—	(35)	19
Other, net	58	23	20	101
	78	483	1	562
Earnings (loss) from continuing operations before income taxes	251	483	(27)	707
Income tax (expense) benefit (note 3)	311	(101)	(8)	202
Net earnings (loss) from continuing operations	562	382	(35)	909
Net earnings (loss) from discontinued operations	—	1,120	—	1,120
Net earnings (loss)	562	1,502	(35)	2,029
Less net earnings (loss) attributable to the noncontrolling interests	17	210	—	227
Less net earnings (loss) attributable to the redeemable noncontrolling interests	(13)	—	—	(13)
Net earnings (loss) attributable to Liberty stockholders	$ 558	1,292	(35)	1,815

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2024
(unaudited)

	Attributed (note 1)			
	Formula One Group	Liberty Live Group	Liberty SiriusXM Group	Consolidated Liberty
	amounts in millions			
Cash flows from operating activities:				
Net earnings (loss)	$ (30)	(33)	(2,412)	(2,475)
Adjustments to reconcile net earnings to net cash provided by operating activities:				
(Earnings) loss from discontinued operations	—	—	2,412	2,412
Depreciation and amortization	352	—	—	352
Stock-based compensation	30	4	—	34
Non-cash impairment costs	73	—	—	73
Share of (earnings) loss of affiliates, net	10	(238)	—	(228)
Realized and unrealized (gains) losses on financial instruments, net	120	263	—	383
Loss (gain) on early extinguishment of debt	6	—	—	6
Deferred income tax expense (benefit)	35	(6)	—	29
Intergroup tax allocation	(107)	(2)	—	(109)
Intergroup tax (payments) receipts	129	2	—	131
Other charges (credits), net	14	(4)	—	10
Changes in operating assets and liabilities				
Current and other assets	39	—	—	39
Payables and other liabilities	(104)	—	—	(104)
Net cash provided (used) by operating activities	567	(14)	—	553
Cash flows from investing activities:				
Capital expended for property and equipment, including internal-use software and website development	(75)	—	—	(75)
Cash proceeds from dispositions of investments	10	107	—	117
Cash (paid) received for acquisitions, net of cash acquired	(205)	—	—	(205)
Investments in equity method affiliates and debt and equity securities	(8)	(3)	—	(11)
Return of investment in equity method affiliates	1	—	—	1
Other investing activities, net	(15)	1	—	(14)
Net cash provided (used) by investing activities	(292)	105	—	(187)
Cash flows from financing activities:				
Borrowings of debt	645	—	—	645
Repayments of debt	(677)	(71)	—	(748)
Issuance of Series C Liberty Formula One common stock	939	—	—	939
Taxes paid in lieu of shares issued for stock-based compensation	(14)	(3)	—	(17)
Other financing activities, net	72	3	—	75
Net cash provided (used) by financing activities	965	(71)	—	894
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	(10)	—	—	(10)
Net cash provided (used) by discontinued operations:				
Cash provided (used) by operating activities	—	—	882	882
Cash provided (used) by investing activities	—	—	(709)	(709)
Cash provided (used) by financing activities	—	—	(488)	(488)
Net cash provided (used) by discontinued operations	—	—	(315)	(315)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,230	20	(315)	935
Cash, cash equivalents and restricted cash at beginning of period	1,408	305	315	2,028
Cash, cash equivalents and restricted cash at end of period	$ 2,638	325	—	2,963

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2023
(unaudited)

	Formula One Group	Liberty Live Group	Liberty SiriusXM Group	Braves Group	Consolidated Liberty
			Attributed (note 1)		
			amounts in millions		
Cash flows from operating activities:					
Net earnings (loss).	$ 184	(142)	1,031	(111)	962
Adjustments to reconcile net earnings to net cash provided by operating activities:					
(Earnings) loss from discontinued operations	—	—	(986)	—	(986)
Depreciation and amortization.	369	—	—	37	406
Stock-based compensation	20	2	—	7	29
Share of (earnings) loss of affiliates, net.	4	(22)	(127)	(12)	(157)
Realized and unrealized (gains) losses on financial instruments, net	(42)	153	59	(3)	167
Unrealized (gains) losses on intergroup interests, net.	(15)	—	—	83	68
Loss (gain) on early extinguishment of debt	(1)	35	—	—	34
Deferred income tax expense (benefit)	18	(37)	13	(3)	(9)
Intergroup tax allocation	(176)	—	(1)	(1)	(178)
Intergroup tax (payments) receipts	122	—	—	(1)	121
Other charges (credits), net	4	(2)	6	4	12
Changes in operating assets and liabilities					
Current and other assets	46	(5)	—	(34)	7
Payables and other liabilities	86	5	1	66	158
Net cash provided (used) by operating activities	619	(13)	(4)	32	634
Cash flows from investing activities:					
Capital expended for property and equipment, including internal-use software and website development	(426)	—	—	(35)	(461)
Cash proceeds from dispositions of investments	110	1	—	—	111
Investments in equity method affiliates and debt and equity securities	(173)	(3)	—	—	(176)
Other investing activities, net	(21)	3	—	—	(18)
Net cash provided (used) by investing activities	(510)	1	—	(35)	(544)
Cash flows from financing activities:					
Borrowings of debt.	—	1,135	—	30	1,165
Repayments of debt	(70)	(918)	—	(20)	(1,008)
Settlement of intergroup interests.	(273)	—	—	—	(273)
Atlanta Braves Holdings, Inc. Split-Off	—	—	—	(188)	(188)
Reclassification	(100)	100	—	—	—
Taxes paid in lieu of shares issued for stock-based compensation	(9)	—	—	(1)	(10)
Distribution from former subsidiary	—	—	3	—	3
Other financing activities, net	17	—	—	9	26
Net cash provided (used) by financing activities	(435)	317	3	(170)	(285)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1	—	—	—	1
Net cash provided (used) by discontinued operations:					
Cash provided (used) by operating activities	—	—	1,830	—	1,830
Cash provided (used) by investing activities	—	—	(696)	—	(696)
Cash provided (used) by financing activities	—	—	(1,188)	—	(1,188)
Net cash provided (used) by discontinued operations	—	—	(54)	—	(54)
Net increase (decrease) in cash, cash equivalents and restricted cash	(325)	305	(55)	(173)	(248)
Cash, cash equivalents and restricted cash at beginning of period	1,733	NA	370	173	2,276
Cash, cash equivalents and restricted cash at end of period	$ 1,408	305	315	—	2,028

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2022
(unaudited)

		Attributed (note 1)		
	Formula One Group	Liberty SiriusXM Group	Braves Group	Consolidated Liberty
		amounts in millions		
Cash flows from operating activities:				
Net earnings (loss).	$ 562	1,502	(35)	2,029
Adjustments to reconcile net earnings to net cash provided by operating activities:				
(Earnings) loss from discontinued operations	—	(1,120)	—	(1,120)
Depreciation and amortization.	362	—	71	433
Stock-based compensation	16	—	12	28
Non-cash impairment costs	—	—	5	5
Share of (earnings) loss of affiliates, net.	—	(72)	(32)	(104)
Realized and unrealized (gains) losses on financial instruments, net	(115)	(396)	(13)	(524)
Unrealized (gains) losses on intergroup interests, net.	(54)	—	35	(19)
Loss (gain) on early extinguishment of debt	(14)	—	—	(14)
Deferred income tax expense (benefit)	(306)	166	(10)	(150)
Intergroup tax allocation.	(109)	(65)	18	(156)
Intergroup tax (payments) receipts.	72	—	8	80
Other charges (credits), net	4	(23)	3	(16)
Changes in operating assets and liabilities				
Current and other assets	(87)	—	(10)	(97)
Payables and other liabilities	203	(1)	1	203
Net cash provided (used) by operating activities.	534	(9)	53	578
Cash flows from investing activities:				
Capital expended for property and equipment, including internal-use software and website development.	(291)	—	(18)	(309)
Cash proceeds from dispositions of investments	53	—	48	101
Investments in equity method affiliates and debt and equity securities	(52)	—	(5)	(57)
Subsidiary initial public offering proceeds returned from (invested in) trust account	579	—	—	579
Return of investment in equity method affiliates	9	—	28	37
Other investing activities, net	96	—	—	96
Net cash provided (used) by investing activities	394	—	53	447
Cash flows from financing activities:				
Borrowings of debt.	2,884	250	155	3,289
Repayments of debt	(3,564)	(914)	(309)	(4,787)
Settlement of intergroup interests.	(64)	—	(14)	(78)
Taxes paid in lieu of shares issued for stock-based compensation	24	—	—	24
Repayment of initial public offering proceeds to subsidiary shareholders	(579)	—	—	(579)
Liberty stock repurchases	(37)	—	—	(37)
Distribution from former subsidiary.	—	672	—	672
Other financing activities, net	67	1	(9)	59
Net cash provided (used) by financing activities.	(1,269)	9	(177)	(1,437)
Net cash provided (used) by discontinued operations:				
Cash provided (used) by operating activities	—	1,968	—	1,968
Cash provided (used) by investing activities	—	(493)	—	(493)
Cash provided (used) by financing activities	—	(1,711)	—	(1,711)
Net cash provided (used) by discontinued operations	—	(236)	—	(236)
Net increase (decrease) in cash, cash equivalents and restricted cash	(341)	(236)	(71)	(648)
Cash, cash equivalents and restricted cash at beginning of period	2,074	606	244	2,924
Cash, cash equivalents and restricted cash at end of period	$ 1,733	370	173	2,276

Notes to Attributed Financial Information
(unaudited)

(1) A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On July 18, 2023, the Company completed the split-off (the “Atlanta Braves Holdings Split-Off”) of its wholly owned subsidiary, Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”). The Atlanta Braves Holdings Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. Atlanta Braves Holdings was comprised of the businesses, assets and liabilities attributed to the Braves Group immediately prior to the Atlanta Braves Holdings Split-Off, except for the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group, which were settled and extinguished in connection with the Atlanta Braves Holdings Split-Off.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company’s remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the “Reclassification”). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

Each of the Atlanta Braves Holdings Split-Off and the Reclassification were intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. In July 2024, the IRS completed its review of the Reclassification and notified the Company that it agreed with the nontaxable characterization of the transaction. In September 2024, the IRS completed its review of the Atlanta Braves Holdings Split-Off and notified the Company that it agreed with the nontaxable characterization of the transaction. The Atlanta Braves Holdings Split-Off and the Reclassification are reflected in the Company’s consolidated financial statements and these attributed financial statements on a prospective basis.

On September 9, 2024, Liberty completed the split-off (the “Liberty Sirius XM Holdings Split-Off”) of its wholly owned subsidiary, Liberty Sirius XM Holdings Inc. (“Liberty Sirius XM Holdings”). The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares).

Liberty Sirius XM Holdings is presented as a discontinued operation in the Company’s consolidated financial statements as the Liberty Sirius XM Holdings Split-Off represents a strategic shift that had a major effect on the Company’s operations and financial results.

While the Formula One Group and Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Live Nation Entertainment, Inc. (“Live Nation”), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group, the Liberty Live Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of December 31, 2024, the Formula One Group is primarily comprised of Liberty's interests in Formula 1 and QuintEvents, LLC ("QuintEvents"), cash and Liberty's 2.25% Convertible Senior Notes due 2027. As of December 31, 2024, the Formula One Group has cash and cash equivalents of approximately $2,631 million, which includes $1,389 million of subsidiary cash.

As of December 31, 2024, the Liberty Live Group is primarily comprised of Liberty's interest in Live Nation, cash, other minority investments, Liberty's 2.375% Exchangeable Senior Debentures due 2053 and an undrawn margin loan obligation. As of December 31, 2023, the Liberty Live Group had cash and cash equivalents of approximately $305 million.

Prior to the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. At the time of the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM Group was comprised of Liberty's interest in Sirius XM Holdings, corporate cash, Liberty's 3.75% Convertible Senior Notes due 2028, Liberty's 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As previously disclosed, Liberty Sirius XM Holdings is presented as a discontinued operation in the Company's consolidated financial statements. Prior to the Reclassification, Liberty's interest in Live Nation, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and a margin loan secured by shares of Live Nation were attributed to the Liberty SiriusXM Group and are presented as continuing operations in the Company's condensed consolidated financial statements.

Prior to the Atlanta Braves Holdings Split-Off, the Braves Group was primarily comprised of Braves Holdings, LLC, which indirectly owns the Atlanta Braves Major League Baseball Club (the "Braves"), certain assets and liabilities associated with the Braves' stadium (the "Stadium") and a mixed-use development around the Stadium that features retail, office, hotel and entertainment opportunities and cash.

On March 29, 2024, the Company agreed, subject to certain conditions, to acquire approximately 86% of the equity interests in Dorna Sports, S.L. for a purchase price of approximately €3.0 billion, to be funded with cash. The Company entered into foreign currency forward contracts for close to the full purchase price. In December 2024, The European Commission notified the Company that a Phase II investigation would occur, extending regulatory review beyond December 31, 2024. The Company agreed to pay €126 million to the sellers to extend the longstop date to June 30, 2025 in order to accommodate the Phase II investigation. The €126 million is considered prepaid purchase consideration and is included in other assets in the accompanying consolidated balance sheet as of December 31, 2024. Subsequent December 31, 2024, the Company extended a portion of its foreign currency forward contracts through the extended longstop date.

On November 13, 2024, the Company announced that it is pursuing a plan to split-off the Liberty Live Group (the "Liberty Live Split-Off"). Immediately prior to the Liberty Live Split-Off, QuintEvents would be reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets and cash. The Liberty Live Split-Off would be effected through the redemption of Liberty Live common stock in exchange for common stock of a newly formed company, Liberty Live Holdings, Inc. The Company would redeem each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live Holdings, Inc. As a result of the Liberty Live Split-Off, the Company and Liberty Live Holdings, Inc. would be separate publicly traded companies, and the Company would no longer have a tracking stock structure. The Liberty Live Split-Off is subject to various conditions including, among other things, shareholder approval and the receipt of an opinion of tax counsel. The Liberty Live Split-Off is intended to be tax-free to stockholders of the Company.

As of December 31, 2021, 6,792,903 notional shares represented an 11.0% intergroup interest in the Braves Group previously held by the Formula One Group, 2,292,037 notional shares represented a 3.7% intergroup interest in the Braves Group previously held by the Liberty SiriusXM Group and 5,271,475 notional shares represented a 2.2% intergroup interest in the Formula One Group previously held by the Liberty SiriusXM Group.

The intergroup interests represented quasi-equity interests which were not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group had attributed interests in the Braves Group, which were generally stated in terms of a number of shares of Liberty Braves common stock, and the Liberty SiriusXM Group also had an attributed interest in the Formula One Group, which was generally stated in terms of a number of shares of Liberty Formula One common stock. Each reporting period, the notional shares representing the intergroup interests were marked to fair value. The changes in fair value were recorded in the Unrealized gain (loss) on intergroup interests line item in the unaudited attributed consolidated statements of operations.

The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group were reflected in the Investment in intergroup interests line item, and the Braves Group liabilities for the intergroup interests were reflected in the Redeemable intergroup interests line item in the unaudited attributed consolidated balance sheets. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group was reflected in the Investment in intergroup interests line item, and the Formula One Group liability for the intergroup interest was reflected in the Redeemable intergroup interests line item in the unaudited attributed consolidated balance sheets. Both accounts were presented as noncurrent, as cash settlement of the intergroup interests was not required. Appropriate eliminating entries were recorded in the Company's consolidated financial statements.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes").

During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes. On July 12, 2023, the Formula One Group paid approximately $71 million to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.

In connection with the Atlanta Braves Holdings Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group were settled and extinguished through the attribution, to the respective tracking stock group, of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. On July 19, 2023, the shares of Atlanta Braves Holdings Series C common stock attributed to the Formula One Group to settle and extinguish the intergroup interest in connection with the Atlanta Braves Holdings Split-Off were distributed on a pro rata basis to holders of Liberty Formula One common stock. During November 2023, Liberty exchanged the shares of Atlanta Braves Holdings Series C common stock attributed to the Liberty SiriusXM Group with a third party to satisfy certain debt obligations attributed to the Liberty SiriusXM Group.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 7 and 9, respectively, of the accompanying consolidated financial statements.

(2)   Cash compensation expense for our corporate employees is allocated among the Formula One Group and the Liberty Live Group and was allocated to the Liberty SiriusXM Group prior to the Liberty Sirius XM Holdings Split-Off and the Braves Group prior to the Atlanta Braves Holdings Split-Off, based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)   We have accounted for income taxes for the Formula One Group, the Liberty Live Group, the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off), and the Braves Group (prior to the Atlanta Braves Holdings Split-Off) in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the respective groups.

Liberty Formula One Group

Income tax benefit (expense) consists of:

| | Years ended December 31, | | |
	2024	2023	2022
	amounts in millions		
Current:			
Federal.	$ 40	31	36
State and local.	6	1	(7)
Foreign	(58)	(41)	(24)
	(12)	(9)	5
Deferred:			
Federal.	(7)	(40)	(24)
State and local.	1	—	—
Foreign	(29)	22	330
	(35)	(18)	306
Income tax benefit (expense).	$ (47)	(27)	311

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022 as a result of the following:

| | Years ended December 31, | | |
	2024	2023	2022
	amounts in millions		
Computed expected tax benefit (expense).	$ (4)	(44)	(53)
State and local income taxes, net of federal income taxes	6	2	(5)
Foreign income taxes, net of foreign tax credit.	15	3	22
Change in valuation allowance affecting tax expense	(2)	(5)	338
Stock-based compensation	15	6	11
Non-deductible executive compensation.	(10)	(3)	(6)
Non-taxable gain / (non-deductible loss).	(49)	(3)	3
Foreign currency adjustments.	—	25	—
Non-deductible interest.	(7)	(6)	(4)
Capitalized transaction costs	(7)	(2)	(1)
Intergroup interest.	—	3	11
Other, net.	(4)	(3)	(5)
Income tax benefit (expense).	$ (47)	(27)	311

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2024	**2023**
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards.	$ 609	666
Intangible assets.	8	—
Other accrued liabilities.	14	15
Accrued stock compensation.	5	10
Discount on debt	—	5
Deferred tax assets	636	696
Valuation allowance	(10)	(8)
Net deferred tax assets	626	688
Deferred tax liabilities:		
Investments.	2	—
Intangible Assets	—	4
Fixed assets	80	79
Discount on debt	1	—
Deferred tax liabilities	83	83
Net deferred tax assets (liabilities)	$ 543	605

Liberty Live Group

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Current:			
Federal	$ 2	1	NA
State and local	—	—	NA
Foreign	—	—	NA
	2	1	NA
Deferred:			
Federal	6	37	NA
State and local	—	—	NA
Foreign	—	—	NA
	6	37	NA
Income tax benefit (expense).	$ 8	38	NA

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022 as a result of the following:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Computed expected tax benefit (expense)...................	$ 9	38	NA
State and local income taxes, net of federal income taxes	—	1	NA
Stock-based compensation	1	—	NA
Non-deductible executive compensation....................	(1)	—	NA
Other, net	(1)	(1)	NA
Income tax benefit (expense)...........................	$ 8	38	NA

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2024	2023
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards..........................	$ 19	21
Investments...	105	123
Intangible assets	4	6
Accrued stock compensation..............................	2	—
Discount on debt..	87	17
Deferred tax assets	217	167
Valuation allowance.....................................	—	—
Net deferred tax assets	217	167
Net deferred tax assets (liabilities)	$ 217	167

Liberty SiriusXM Group

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Current:			
Federal.....................................	$ —	—	60
State and local	—	—	5
Foreign	—	—	—
	—	—	65
Deferred:			
Federal.....................................	—	(13)	(161)
State and local	—	—	(5)
Foreign	—	—	—
	—	(13)	(166)
Income tax benefit (expense).................	$ —	(13)	(101)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022 as a result of the following:

| | | Years ended December 31, | |
	2024	2023	2022
		amounts in millions	
Computed expected tax benefit (expense)	$ —	(12)	(100)
State and local income taxes, net of federal income taxes	—	(1)	—
Other, net	—	—	(1)
Income tax benefit (expense)	$ —	(13)	(101)

Braves Group

Income tax benefit (expense) consists of:

| | | Years ended December 31, | |
	2024	2023	2022
		amounts in millions	
Current:			
Federal	$ NA	—	(18)
State and local	NA	—	—
Foreign	NA	—	—
	NA	—	(18)
Deferred:			
Federal	NA	4	14
State and local	NA	(1)	(4)
Foreign	NA	—	—
	NA	3	10
Income tax benefit (expense)	$ NA	3	(8)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2024, 2023 and 2022 as a result of the following:

| | | Years ended December 31, | |
	2024	2023	2022
		amounts in millions	
Computed expected tax benefit (expense)	$ NA	23	5
State and local income taxes, net of federal income taxes	NA	(1)	(4)
Capitalized transaction costs	NA	(1)	(1)
Intergroup interest	NA	(17)	(7)
Other, net	NA	(1)	(1)
Income tax benefit (expense)	$ NA	3	(8)

(4)   The intergroup balances as of December 31, 2024 and December 31, 2023 also include the impact of the timing of certain tax benefits which are subject to the tracking stock tax sharing policies.

(5)   The Liberty Formula One common stock and Liberty Live common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and are otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board of directors may elect to seek the approval of the holders of only Series A and Series B Liberty Formula One common stock or only Series A and Series B Liberty Live common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board of directors, the common stock related to one group may be converted into common stock of the same series that is related to another other group.

CORPORATE DATA

BOARD OF DIRECTORS

John C. Malone
Chairman of the Board
Liberty Media Corporation

Robert R. Bennett
Vice Chairman of the Board
Liberty Media Corporation
Managing Director
Hilltop Investments LLC

Chase Carey
Lead Independant Director
of Fox Corporation Board of Directors

Derek Chang
President and Chief Executive Officer
Liberty Media Corporation

Brian M. Deevy
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

M. Ian G. Gilchrist
Retired Director and President
Trine Acquisition Corp

Evan D. Malone, Ph.D.
President
NextFab Studio, LLC

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Andrea L. Wong
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

EXECUTIVE COMMITTEE

Robert R. Bennett

Chase Carey

Derek Chang

John C. Malone

COMPENSATION COMMITTEE

M. Ian G. Gilchrist (Chair)

Larry E. Romrell

Andrea L. Wong

AUDIT COMMITTEE

Brian M. Deevy (Chair)

M. Ian Gilchrist

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Robert R. Bennett (Chair)

M. Ian G. Gilchrist

Andrea L. Wong

SENIOR OFFICERS

John C. Malone
Chairman of the Board

Derek Chang
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and
Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Michael E. Hurelbrink

CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

STOCK INFORMATION

Series A and C Liberty Live Common Stock (LLYVA/K) and Series A and C Liberty Formula One Common Stock (FWONA/K) trade on the NASDAQ Global Select Market.

Series B Liberty Live Common Stock (LLYVB) and Series B Liberty Formula One Common Stock (FWONB) are quoted on the OTC Markets.

CUSIP NUMBERS

LLYVA – 531229 748
LLYVB – 531229 730
LLYVK – 531229 722

FWONA – 531229 771
FWONB – 531229 763
FWONK – 531229 755

TRANSFER AGENT

Liberty Media Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8415
Toll Free: (303) 562-9273
https://shareholder.broadridge.com/lmc

INVESTOR RELATIONS

Shane Kleinstein
investor@libertymedia.com
(877) 772-1518

ON THE INTERNET

Visit the Liberty Media Corporation website at
www.libertymedia.com

FINANCIAL STATEMENTS

Liberty Media Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Media Corporation website.



ELECTRONIC DELIVERY

We encourage Liberty stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.
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2025 ANNUAL MEETING OF STOCKHOLDERS

📅 Monday, May 12, 2025
🕐 10:30 a.m. Mountain Time

The 2025 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.

OUR ENVIRONMENT

Liberty believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

Liberty's initiative in reducing its carbon footprint by promoting electronic delivery of stockholder materials has had a positive effect on the environment. Based upon 2024 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

- Using approximately 106 fewer tons of wood, or 637 fewer trees
- Using approximately 678 million fewer BTUs, or the equivalent of the amount of energy used by 808 refrigerators
- Using approximately 478,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 43.3 automobiles running for 1 calendar year
- Saving approximately 569,000 gallons of water, or the equivalent of approximately 25.8 swimming pools
- Saving approximately 31,300 pounds of solid waste
- Reducing hazardous air pollutants by approximately 42.5 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit **www.papercalculator.org.**

